UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

8400 NW 36th Street, Suite 530

Doral, FL 33166

United States

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
______

1.	Unaudited Interim Condensed Consolidated Financial Statements for the six-month period ended June 30, 2026.

2.	Earnings Release for Q2 2026.

3.	Press release dated August 6, 2026.

Item 1

Millicom International Cellular S.A.

For the six-month period ended

June 30, 2026

August 6, 2026

Contents

•	Interim Management Report

•	Responsibility Statement

•	Report on review of interim condensed consolidated financial statements

•	Unaudited Interim Condensed Consolidated Financial Statements

Interim Management Report

Purpose

This half-year report for the six-month period ended June 30, 2026 has been prepared in accordance with the requirements of  Article 4 of the Luxembourg Transparency Law of 11 January 2008, and should be read in conjunction with the annual report of Millicom International Cellular S.A. ("Millicom" or "the Company") for the year ended December 31, 2025 (including the consolidated financial statements included therein) and the unaudited interim condensed consolidated financial statements included in this half-year report.

Cautionary statement considering forward-looking statements

Statements included herein that are not historical facts, including without limitation statements concerning future strategy, plans, objectives, expectations and intentions, projected financial results, liquidity, growth and prospects, are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Millicom’s results could be materially adversely affected. In particular, there is uncertainty about global economic activity and inflation, the demand for Millicom's products and services, and global supply chains. The risks and uncertainties include, but are not limited to, the following:

•	global economic conditions, foreign exchange rate fluctuations and high inflation, as well as local economic conditions in the markets we serve, which can be impacted by geopolitical developments outside of our principal geographic markets;

•	potential disruption due to health crises, including pandemics, epidemics, or other public health emergencies, geopolitical events, armed conflict, and acts by terrorists;

•	telecommunications usage levels, including traffic, customer growth and the accelerated transition from traditional to digital services and alternative technologies;

•	competitive forces, including pricing pressures, piracy, the ability to connect to other operators’ networks and our ability to retain market share in the face of competition from existing and new market entrants as well as industry consolidation;

•	the achievement of our operational goals, environmental, social and governance targets, financial targets and strategic plans, including the anticipated efficiencies and savings of our cost-reduction project, the acceleration of cash flow growth, the expansion of our fixed broadband network and the reduction in net leverage;

•	legal or regulatory developments and changes, or changes in governmental policy, including with respect to the availability and terms and conditions of spectrum and licenses, the level of tariffs, laws and regulations which require the provision of services to customers without charging, tax matters, controls or limits on the purchase of U.S. dollars, the terms of interconnection, customer access and international settlement arrangements;

•	our ability to grow our business in our Latin American markets;

•	adverse legal or regulatory disputes or proceedings;

•	the success of our business, operating and financing initiatives and strategies, including partnerships and capital expenditure plans;

•	our expectations regarding the growth in fixed broadband penetration rates and the return that our investment in broadband networks will yield;

•	the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, the successful deployment of new systems and applications to support new initiatives;

•	our ability to optimize the utilization of our owned and leased towers, and increase our network coverage, capacity and quality of service by focusing capital on other fixed assets;

•	relationships with key suppliers and costs of handsets and other equipment;

•	disruptions in our supply chain due to economic and political instability, the outbreak of war or other hostilities, public health emergencies, natural disasters and general business conditions;

•	our ability to successfully pursue acquisitions, investments or merger opportunities, integrate any acquired businesses in a timely and cost-effective manner, divest or restructure assets and businesses, and achieve the expected benefits of such transactions;

•	the availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements;

•	technological development and evolving industry standards, including challenges in meeting customer demand for new technology and the cost of upgrading existing infrastructure;

•	cybersecurity threats, a security breach or other significant disruption of our IT systems or those of our business partners, suppliers or customers;

•	the capacity to upstream cash generated in operations through dividends, royalties, management fees and repayment of shareholder loans; and

•	other factors or trends affecting our financial condition or results of operations.

A further list and description of risks, uncertainties and other matters can be found in Millicom’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission on March 24, 2026 (the "2025 Annual Report"), including those risks outlined in “Item 3. Key Information—D. Risk Factors,” and in Millicom’s subsequent U.S. Securities and Exchange Commission filings, all of which are available at www.sec.gov.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by applicable law, we do not undertake any obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

Group performance

The acquisitions of Coltel, Ecuador and Uruguay significantly affect comparability with the prior-year period, as noted by caption below.

Revenue

Group revenue increased 52.3%  ($1,429 million) year-on-year to $4,164 million in H1 2026, primarily driven by the inclusion of Coltel following its acquisition in February 2026, together with the full-period contribution from the Ecuador and Uruguay acquisitions completed in late 2025. Foreign currency appreciation in several markets, particularly Colombia, Paraguay and Bolivia, also positively impacted reported revenue.

Equipment, programming and other direct costs

Equipment, programming and other direct costs  increased at a rate of 62.0% ($389 million) year-on-year to $1,017 million, mainly due to the contribution from the Coltel acquisition in Colombia, the acquisitions in Ecuador and Uruguay and the impact of appreciation of  local currencies against the U.S. dollar.

Operating expenses

Operating expenses increased 53.2% ($445 million) year-on-year to $1,281 million, mainly due to the contribution from the Coltel acquisition in Colombia, the acquisitions in Ecuador and Uruguay, stronger local currencies towards the U.S. dollar and severances primarily in Coltel and Tigo Colombia for $91 million.

Depreciation and Amortization

Depreciation increased 73.4% ($325 million) year-on-year to $767 million, mainly driven by the contribution from the Coltel acquisition in Colombia, the acquisitions in Ecuador and Uruguay and stronger local currencies towards the U.S. dollar. Amortization also increased 44.1% ($67 million) year-on-year due to the same reasons.

Share of profit/loss in Honduras joint venture and Chile associate

Millicom's share of profit/loss in joint ventures and associate was $(3) million in H1 2026; such a decrease year-on-year reflects the performance of our joint venture in Honduras and our associate in Chile.

Other operating income (expenses), net

Other operating income (expenses), net, decreased by $72 million year-on-year. 1H 2026 mainly includes gains from the derecognition of leases and dismantling provisions in Guatemala for an aggregate amount of approximately $39 million (refer to note 3) but offset by the Costa Rica goodwill impairment for $32 million (refer to Note 15), 1H 2025 mainly included gains from the Mobile Network sharing agreement in Colombia and the sale of other assets in Nicaragua for a total aggregate amount of approximately  $65 million (refer to note 3 and 8).

Financial income/(expense), net

Financial income (expenses), net increased by $187 million year-on year to $516 million primarily due to additional debt and lease obligations assumed through the acquisition of Coltel, Ecuador and Uruguay, together with financing raised to fund acquisitions.

Sale of Lati International and Lati Paraguay

For 1H 2025, sale of Lati International and Lati Paraguay of $604 million reflected the gain of the partial closing of the sale of LATI International S.A. to SBA and to a lesser extent to the sale of Lati Paraguay to Atis Group (refer to note 3).

Other non-operating (expenses) income, net

Loss from other non-operating items was $1 million in H1 2026 compared to a gain of $9 million in H1 2025 mainly driven by foreign exchange losses, and changes in fair value of derivatives.

Charges for taxes, net

Tax expense was $182 million in H1 2026, increasing from $172 million in H1 2025, mainly due to the effect of the sale of infrastructure last year,  partially offset by the tax charge for the new operations in 2026.

Net profit/ (loss) for the period

Net profit attributable to the owners of the Company was $218 million or 1.30 per share for H1 2026 compared to a net profit of $869 million or $5.17 per share in H1 2025.

Non-controlling interests share of net loss was $42 million in H1 2026 (reflecting the non-controlling shareholding still in certain operations in Colombia after EPM's acquisition and those related to the non-controlling shareholder in Coltel before La Nación's acquisition) compared to a net gain of $22 million in H1 2025, reflecting the share of profits/losses in Tigo Colombia, before EPM's acquisition.

Share  Capital

At June 30, 2026 and June 30, 2025, Millicom had 169 million issued and paid up common shares of par value $1.50 each,  out of which 1,290 thousand were held by the Company as treasury shares (June 30, 2025: 1,962 thousand). During H1 2026, the Company withheld approximately 171 thousand  shares for the settlement of tax obligations on behalf of the employees under the share-based compensation schemes, did not repurchase any shares  and issued around 788 thousand shares under the same schemes as part of their annual remuneration.

Shareholder remuneration policy

On May 20, 2026, the Annual General Meeting of  shareholders (following Board's proposal) approved a dividend of $3.00 per share payable in four equal quarterly installments: $0.75/share in July, 2026; $0.75/ share in October, 2026: $0.75/share in January, 2027 and; $0.75/share in April, 2027.

On 14 January, 2025 Millicom's Board announced the approval of a new shareholder remuneration policy under which it proposes to resume regular cash dividends sustaining or growing cash dividends every year while maintaining a prudent capital structure. Following the above mentioned announcements:

1.	On 26 February, 2025 Millicom's Board approved an additional interim dividend, of $0.75/share paid on 15 April 2025.

2.	On May 21, 2025, the Annual General Meeting of shareholders (following Board's proposal) approved, a dividend of $3.00 per share, paid in four equal quarterly installments: 0.75 per share on 15 July, 2025; $0.75 per share on 15 October, 2025: $0.75 per share on 15 January, 2026; and $0.75 per share on 15 April, 2026.

3.       On August 6, 2025, Millicom's Board approved an additional interim dividend of $2.50 per share, paid in two equal installments of $1.25 per share, on October 15, 2025 and April 15, 2026.

On November 29, 2024, Millicom's Board approved an interim dividend of $1.00 per share (or its equivalent in SEK per SDR) for approximately $172 million paid on January 10, 2025.

Risks and uncertainty factors

During the first half of 2026, there were developments in certain employment-related proceedings involving former executives of the Group's Guatemala operations, including enforcement actions and ongoing appellate and constitutional review proceedings.  The Group continues to contest these claims and pursue available legal remedies. Further information is provided in Note 13 to the interim condensed consolidated financial statements.

The Group operates in multiple jurisdictions where litigation and regulatory proceedings may involve extended timelines and several levels of judicial review. Accordingly, the timing and ultimate resolution of such matters may remain uncertain for extended periods.

The macroeconomic environment in our markets was relatively favorable during 2Q 2026, with the Colombian Peso, Paraguayan Guarani and Bolivian Boliviano appreciating year over year 16.3%, 28.8% and 58.1% respectively against the U.S. Dollar, impacting results during the period. During the quarter the Bolivian government transitioned from a fixed exchange rate peg to a flexible, market-driven regime, introducing elevated foreign exchange volatility and macroeconomic risk to our local operations.

We continue to monitor these developments closely and assess their potential impact on our operations and financial position.

Financial risk management objectives and policies

Millicom’s financial risk management policies and objectives remain unchanged compared to what the Group presented in Section D. Financial risk management of the 2025 consolidated financial statements (included in Group's 2025 Annual Report).

Internal controls and Governance in the preparation of the consolidated financial statements are set out in the Governance section from pages 125 to 151 in Group's 2025 Annual Report.

Related-Party transactions

Millicom conducts transactions with certain related parties on normal commercial terms and conditions. Related party transactions are subject to the review of the audit and compliance committee of the Company's board of directors.  For further details on Millicom Group’s material related parties please refer to note G.5. of the 2025 consolidated financial statements (included in Group's 2025 Annual Report).

Outlook1

Millicom is raising its full-year 2026 EFCF guidance from at least $900 million to around $1.1 billion, while lowering its year-end leverage target from around 2.5x to below 2.5x. These targets include restructuring costs associated with all acquired businesses.

Subsequent events

Interim cash dividend

On August 5, 2026, Millicom's Board approved an interim dividend of $1.50 per share. The dividend will be distributed in two equal installments of $0.75 per share, on January 15, 2027 and April 15, 2027.

Financing

Bolivia: In July 2026, Bolivia entered into five different bank local loans (three with a one-year term and two with a five-year term) with Banco de Credito de Bolivia, Banco Nacional de Bolivia and Banco BISA, adding an aggregate  amount of BOB 439.7 million (approximately $44 million).

Colombia (Coltel): In July 2026, Coltel repaid approximately $102 million of the outstanding credit facilities denominated in COP and U.S. dollars  with Banco de Occidente, Bladex and J.P.  Morgan.

/s/ Maxime Lombardini

Chair of the Board of Directors

Luxembourg, August 6, 2026

1 Equity Free Cash Flow ('EFCF') and leverage are  non-IFRS measures. Please refer to our 2025 Annual Report for a list and description of non-IFRS measures.

Responsibility Statement

The Board of Directors and the executive management of the company reaffirm their responsibility to ensure the maintenance of proper accounting records disclosing the consolidated financial position of the Group with reasonable accuracy at any time, and ensuring that an appropriate system of internal controls is in place to ensure that the Group’s business operations are carried on efficiently and transparently.

In accordance with Article 4 of the law of January 11, 2008 on transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market, Millicom declares that, to the best of our knowledge, the interim condensed consolidated financial statements for the six-month period ended June 30, 2026, prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as adopted for use in the European Union, give a true and fair view of the assets, liabilities, financial position and results of the interim period.

In addition, management’s report includes a fair review of the development and performance of the Group’s operations during the interim period and of business risks, where appropriate, faced by the Group.

Signed on August 6, 2026

On behalf of Millicom International Cellular S.A., by:

/s/ Marcelo Benitez

Chief Executive Officer

/s/ Bart Vanhaeren

Chief Financial Officer

To the Shareholders of,

Millicom International Cellular S.A.

148-150 Boulevard de la Pétrusse

L–2330  Luxembourg

Luxembourg

REPORT ON REVIEW OF INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Introduction

We have reviewed the accompanying interim condensed consolidated financial statements of Millicom International Cellular S.A., its subsidiaries, and joint ventures (the “Group”) as of 30 June 2026, which comprise the interim condensed consolidated statement of financial position as at 30 June 2026, the related interim condensed consolidated statement of income, the interim condensed consolidated statement of comprehensive income, the interim condensed consolidated statements of changes in equity, the interim condensed consolidated statement of cash flows for the six-month period then ended and notes to the interim condensed consolidated financial statements. Management is responsible for the preparation and fair presentation of these interim condensed consolidated financial statements in accordance with International Accounting Standard 34, Interim Financial Reporting, (“IAS 34”) as adopted by the European Union.  Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review.

Scope of Review

We conducted our review in accordance with the International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34, ‘Interim Financial Reporting’ as adopted by the European Union.

Luxembourg, August 6, 2026	KPMG Audit S.à r.l.
Cabinet de révision agréé

Thierry Ravasio

Unaudited interim condensed consolidated statement of income for the three- and six-month period ended June 30, 2026

in millions of U.S. dollars except per share data	Notes	Six months ended June 30, 2026 (i)	Six months ended June 30, 2025 (ii)	Three months ended June 30, 2026 (i)	Three months ended June 30, 2025 (ii)
Continuing Operations				Not reviewed	Not reviewed
Revenue	5	4,164	2,735	2,179	1,367
Equipment, programming and other direct costs		(1,017)	(628)	(539)	(314)
Operating expenses		(1,281)	(836)	(631)	(415)
Depreciation		(767)	(442)	(405)	(222)
Amortization		(219)	(152)	(114)	(75)
Share of loss/profit in Honduras joint venture and Chile associate	8	(3)	26	10	13
Other operating income (expenses), net	3, 8,15	—	72	(38)	—
Operating profit		877	775	462	354
Interest and other financial expenses	11	(540)	(334)	(292)	(170)
Interest and other financial income		24	5	13	2
Sale of Lati Operations	3, 4	—	604	—	604
Other non-operating (expenses) income, net	6	(1)	9	23	(18)
Profit (loss) from other joint ventures and associates, net		(2)	—	(2)	—
Profit before taxes		358	1,059	204	772
Tax expense		(182)	(172)	(104)	(101)
Profit from continuing operations		176	887	100	670
Profit from discontinued operations, net of tax	4	1	5	1	2
Net profit for the period		176	891	101	673

Attributable to:
Owners of the Company		218	869	109	676
Non-controlling interests (see Note 3)		(42)	22	(8)	(3)

Earnings per common share for net profit attributable to the owners of the Company:
Basic ($ per share)	7	1.30	5.17	0.65	4.05
Diluted ($ per share)	7	1.30	5.15	0.65	4.03

(i) Colombia Telecomunicaciones S.A. E.S.P. ("Coltel") is fully consolidated since the acquisition of the 67.5% shareholding on February 6, 2026. Additionally, Tigo Uruguay and Tigo Ecuador are also fully consolidated as from October 2025, acquisition dates. As a result, numbers are not directly comparable with June 30, 2025 figures. See note 3 for further details.

(ii) Re-presented for discontinued operations (see note 4)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited interim condensed consolidated statement of comprehensive income for the three and six-month period ended June 30, 2026

in millions of U.S. dollars	Six months ended June 30, 2026	Six months ended June 30, 2025	Three months ended June 30, 2026	Three months ended June 30, 2025
			Not reviewed	Not reviewed
Net profit for the period	176	891	101	673
Other comprehensive income (to be reclassified to statement of income in subsequent periods), net of tax:
Exchange differences on translating foreign operations	(35)	(33)	(57)	(24)
Change in value of cash flow hedges, net of tax effects	(3)	3	(6)	1
Other comprehensive income (not to be reclassified to statement of income in subsequent periods), net of tax:
Remeasurements of post-employment benefit obligations, net of tax effects	—	—	—	—
Total comprehensive income for the period	138	861	38	649

Attributable to:
Owners of the Company	174	845	44	656
Non-controlling interests	(36)	16	(6)	(6)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited interim condensed consolidated statement of financial position as at June 30, 2026

in millions of U.S. dollars	Notes	June 30, 2026	December 31, 2025
ASSETS
NON-CURRENT ASSETS
Intangible assets, net	4, 10	8,795	7,798
Property, plant and equipment, net	4, 9	4,673	3,226
Right of use assets, net	3	2,890	2,346
Investment in Honduras joint venture and associates	8	615	583
Contract costs, net		43	26
Deferred tax assets		356	167
Other non-current assets		503	123
TOTAL NON-CURRENT ASSETS		17,875	14,270

CURRENT ASSETS
Inventories		101	70
Trade receivables, net		692	527
Contract assets, net		93	88
Amounts due from non-controlling interests, associates and joint ventures		26	22
Prepayments		157	110
Accrued income		224	150
Current income tax assets		315	182
Supplier advances for capital expenditure		37	36
Other current assets	3	209	196
Restricted cash		30	50
Cash and cash equivalents		861	1,552
TOTAL CURRENT ASSETS		2,747	2,982
Assets held for sale	4	58	1
TOTAL ASSETS		20,679	17,253

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited interim condensed consolidated statement of financial position as at June 30, 2026 (continued)

in millions of U.S. dollars	Notes	June 30, 2026	December 31, 2025
EQUITY AND LIABILITIES
EQUITY
Share capital and premium		1,285	1,290
Treasury shares		(35)	(52)
Other reserves		(1,064)	(689)
Retained profits		2,051	1,775
Net profit for the period / year attributable to owners of the Company		218	1,316
Equity attributable to owners of the Company		2,455	3,640
Non-controlling interests		38	(20)
TOTAL EQUITY		2,493	3,621

LIABILITIES
NON-CURRENT LIABILITIES
Debt and financing	11	7,647	6,556
Lease liabilities	3, 8	2,807	2,293
Derivative financial instruments	12	126	9
Amounts due to non-controlling interests, associates and joint ventures		91	85
Payables and accruals for capital expenditure	3, 10	1,582	758
Provisions and other non-current liabilities		511	390
Deferred tax liabilities		239	149
TOTAL NON-CURRENT LIABILITIES		13,004	10,240

CURRENT LIABILITIES
Debt and financing	11	1,095	329
Lease liabilities	3, 8	352	293
Derivative financial instruments	12	68	14
Payables and accruals for capital expenditure		474	440
Other trade payables		809	491
Amounts due to non-controlling interests, associates and joint ventures		179	112
Accrued interest and other expenses		807	538
Current income tax liabilities		134	142
Contract liabilities		206	144
Dividend payable	7	463	424
Provisions and other current liabilities		567	464
TOTAL CURRENT LIABILITIES		5,155	3,392
Liabilities directly associated with assets held for sale	4	27	—
TOTAL LIABILITIES		18,185	13,633
TOTAL EQUITY AND LIABILITIES		20,679	17,253

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited interim condensed consolidated statement of cash flows for the six-month period ended June 30, 2026

in millions of U.S. dollars	Notes	June 30, 2026	June 30, 2025 (i)
Cash flows from operating activities (including discontinued operations)
Profit before taxes from continuing operations		358	1,059
Profit before taxes from discontinued operations	4	1	6
Profit before taxes		359	1,064
Adjustments to reconcile to net cash:
Interest expense on leases		146	80
Interest expense on debt and other financing		394	254
Interest and other financial income		(24)	(5)
Adjustments for non-cash items:
Depreciation and amortization		986	594
Share of loss/profit in Honduras joint venture and Chile associate	8	3	(26)
Gain on disposal and impairment of assets, net	3, 4	—	(72)
Sale of Lati Operations	3, 4	—	(604)
Share-based compensation		2	9
Loss from other associates and joint ventures, net		2	—
Other non-operating (income) expenses, net	6	1	(9)
Changes in working capital:
Decrease (increase) in trade receivables, prepayments and other current assets, net		(112)	(118)
Decrease (increase) in inventories		(4)	(31)
Increase (decrease) in trade and other payables, net		149	107
Changes in contract assets, liabilities and costs, net		(7)	(13)
Total changes in working capital		27	(56)
Interest paid on leases		(137)	(75)
Interest paid on debt and other financing		(279)	(194)
Interest received		22	5
Taxes paid		(199)	(172)
Net cash provided by operating activities		1,301	794
Cash flows from investing activities:
Acquisition of subsidiaries, net of cash acquired	3	(937)	—
Acquisition of investments in associates	3	(27)	—
Net proceeds from the sale of Lati Operations	3, 4	—	546
Purchase of spectrum and licenses	10	(140)	(41)
Purchase of other intangible assets	10	(67)	(81)
Purchase of property, plant and equipment	9	(430)	(305)
Proceeds from sale of property, plant and equipment	9	2	69
Dividends and dividend advances received from joint ventures and associates		45	33
Loans granted within the Tigo Money lending activity, net		(1)	(1)
Cash (used in) provided by other investing activities, net		(87)	14
Net cash provided by (used in) investing activities		(1,642)	235

Unaudited interim condensed consolidated statement of cash flows for the six-month period ended June 30, 2026 (continued)

in millions of U.S. dollars	Notes	June 30, 2026	June 30, 2025 (i)
Cash flows from financing activities (including discontinued operations):
Proceeds from debt and other financing	11	882	199
Repayment of debt and other financing	11	(598)	(112)
Loan repayment from joint venture		—	1
Lease capital repayment		(163)	(89)
Share repurchase program		—	(119)
Dividends paid to owners of the Company		(461)	(295)
Net cash from (used in) financing activities		(341)	(415)
Exchange impact on cash and cash equivalents, net		(2)	(26)
Net increase (decrease) in cash and cash equivalents		(683)	588
Cash and cash equivalents at the beginning of the year		1,552	699
Effect of cash in disposal group held for sale	4	(8)	(4)
Cash and cash equivalents at the end of the period		861	1,283

(i) Re-presented for discontinued operations (see note 4)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited interim condensed consolidated statements of changes in equity for the six-month period ended June 30, 2026

in millions of U.S. dollars	Number of shares (000’s)	Number of shares held by the Group (000’s)	Share capital	Share premium	Treasury shares	Retained profits (i)	Other reserves	Total	Non- controlling interests	Total equity
Balance on December 31, 2024	172,096	(1,857)	258	1,064	(43)	2,881	(531)	3,628	(54)	3,574
Adjustment on adoption of Amendment to IAS 21	—	—	—	—	—	—	(188)	(188)	—	(188)
Total comprehensive income/ (loss) for the period	—	—	—	—	—	869	(24)	845	16	861
Dividends (Note 7)	—	—	—	—	—	(631)	—	(631)	(2)	(633)
Purchase of treasury shares (ii)	—	(4,490)	—	—	(126)	(1)	—	(127)	—	(127)
Cancellation of treasury shares (iv)	(3,096)	3,096	(5)	(19)	84	(61)	—	—	—	—
Share based compensation	—	—	—	—	—	—	9	9	—	9
Issuance of shares under share-based payment schemes	—	1,288	—	(8)	31	4	(28)	—	—	—
Balance on June 30, 2025	169,000	(1,962)	253	1,037	(53)	3,062	(762)	3,537	(39)	3,498

Balance on December 31, 2025	169,000	(1,906)	253	1,036	(52)	3,091	(689)	3,640	(20)	3,621
Total comprehensive income for the period	—	—	—	—	—	218	(44)	174	(36)	138
Dividends (Note 7)	—	—	—	—	—	(503)	—	(503)	(1)	(504)
Purchase of treasury shares (ii)	—	(171)	—	—	(5)	(5)	—	(10)	—	(10)
Acquisition of EPM's non-controlling interest (iii)	—	—	—	—	—	(305)	(321)	(627)	55	(571)
Acquisition of Coltel's non-controlling interest (iv)	—	—	—	—	—	(225)	5	(220)	1	(219)
Effect of Coltel's acquisition (see note 3)	—	—	—	—	—	—	—	—	39	39
Share based compensation	—	—	—	—	—	—	2	2	—	2
Issuance of shares under share-based payment schemes	—	788	—	(5)	21	—	(16)	—	—	—
Balance on June 30, 2026	169,000	(1,290)	253	1,032	(35)	2,269	(1,064)	2,455	38	2,493

(i)	Retained profits – includes profit for the period attributable to equity holders, of which at June 30, 2026, $760 million (2025: $610 million) are not distributable to equity holders.

(ii)	During the six-month period ended June 30, 2026, Millicom did not repurchase any shares and withheld approximately 170,064 shares for the settlement of tax obligations on behalf of employees under share-based compensation plans (2025: 4,216,397 shares repurchased and 273,394 withheld).

(iii)	On January 27, 2026, Millicom was awarded 100% of EPM's remaining shares in UNE EPM Telecomunicaciones S.A. ("UNE or Tigo Colombia") following a winning bid in the public auction conducted by Empresas Públicas de Medellín E.S.P.("EPM") at a price of COP 418,741 per share, representing a total consideration of approximately COP 2.1 trillion (approximately US$ 571 million). The transaction closed on January 29, 2026.

As of June 30, 2026  EPM is still a non-controlling partner in certain operations in Colombia.

(iv)    On April 27, 2026, Millicom acquire the remaining 32.5% of equity stake formerly held by La Nacion (See Note 3).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Notes to the unaudited interim condensed consolidated financial statements

1. GENERAL INFORMATION

Millicom International Cellular S.A. (the “Company” or “MIC SA”), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the “Group” or “Millicom”) is a provider of fixed and mobile services dedicated to emerging markets in Latin America. Millicom provides high speed broadband and innovation around The Digital Lifestyle® services through its principal brand, TIGO.

On August 5, 2026, the Board of Directors authorized these unaudited interim condensed consolidated financial statements for issuance.

2. SUMMARY OF ACCOUNTING POLICIES

I.	Basis of presentation

These interim condensed consolidated financial statements of the Group are unaudited. They are presented in US dollars ($) and have been prepared in accordance with International Accounting Standard (“IAS”) 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board ("IASB") and as adopted by the European Union ("EU"). In the opinion of management, these unaudited interim condensed consolidated financial statements reflect all adjustments that are necessary for a proper presentation of the results for interim periods. Millicom’s operations are not affected by significant seasonal or cyclical patterns.

These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the period ended December 31, 2025, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB and in conformity with IFRS as adopted by the EU.  These financial statements are prepared in accordance with consolidation and accounting policies consistent with the December 31, 2025 consolidated financial statements.

We have made rounding adjustments to reach some of the figures included in these unaudited interim condensed consolidated financial statements. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them and percentage calculations using these adjusted figures may not result in the same percentage values as are shown in these unaudited interim condensed consolidated financial statements.

Foreign currency

In accordance with the Amendments to IAS 21, 'The Effects of Changes in Foreign Exchange Rates', effective as of January 1, 2025, the Group evaluated the exchangeability of the Boliviano (BOB). Based on this evaluation, the Group determined that the BOB was not exchangeable and, accordingly, applied alternative estimated exchange rates, in compliance with the requirements of the amended standard.  As of the date of the initial application of the amendment referred above, the estimated exchange rate was 11.32 BOB per U.S. dollar. In turn, the official reference exchange rate was 6.91 BOB per US dollar as of January 1, 2025.

The adoption of the Amendments to IAS 21, 'The Effects of Changes in Foreign Exchange Rates' as of January 1, 2025 resulted in a negative impact of $70 million on remeasurement of monetary and non-monetary items and a negative translation into presentation currency (USD) effect of $118 million, totaling $188 million negative effect included in a single line item, titled "Adjustment on adoption of Amendment to IAS 21", in the Group's consolidated statements of changes in equity for the six-month period ended June 30, 2025. By the end of 1H 2026, the Bolivian Government initiated the transition from the fixed exchange rate regime to a flexible, market-driven exchange rate regime with the Central Bank of Bolivia introducing a new methodology to determine the Official Exchange Rate. The exchange rate resulting from the new regime was substantially consistent with the estimated exchange rate already applied by the Group as of.June 30, 2025. The Group will continue to monitor this new regime and the exchangeability of the BOB.

II.	New and amended IFRS standards

The following new and amended IFRS Accounting Standards have been issued but are not yet effective. Their potential impact on the Group consolidated financial statements are currently being assessed by management:

◦	IFRS 18, 'Presentation and Disclosure in Financial Statements': IFRS 18 will replace IAS 1 and is effective for annual reporting periods beginning on or after January 1, 2027. Its aim is to improve the usefulness of information presented and disclosed in financial statements, giving investors more transparent and comparable information about companies' financial performance.

◦	IFRS 20, ‘Regulatory Assets and Regulatory Liabilities’: IFRS 20 will replace IFRS 14 and is effective for annual reporting periods beginning on or after January 1, 2029. Its aim is to improve the relevance, transparency and comparability of information about the effects of rate regulation by requiring entities to recognize regulatory assets and regulatory liabilities arising from timing differences created by regulatory agreements.

3. ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS

Acquisitions or disposals for the six-month period ended June 30, 2026

Colombia Acquisitions - UNE EPM remaining shares acquisition, Acquisition of Colombia Telecomunicaciones S.A. E.S.P. (Coltel)

Pursuant to the announcement on July 31, 2024, Millicom and Telefonica, on March 12, 2025, entered into a definitive agreement for the acquisition by Millicom of Telefonica’s controlling 67.5% equity stake in Coltel, subject to closing conditions including regulatory approvals. Millicom has also agreed to offer to purchase the remaining 32.5% of Coltel equity owned by La Nación and other investors at the same purchase price per share offered to Telefonica. See the following paragraph for further details on the "UNE EPM acquisition..

On January 27, 2026, Millicom was awarded 100% of Empresas Publicas de Medellin E.S.P.'s ("EPM") remaining shares in UNE EPM Telecomunicaciones S.A. (“UNE” or “Tigo Colombia”) following a successful bid in the public auction conducted by EPM. Millicom offered COP 418,741 per share, representing a total consideration of approximately COP 2.1 trillion (approximately $571 million). The transaction closed on January 29, 2026. As Millicom already controlled Tigo UNE and its subsidiaries prior to the transaction, the acquisition of EPM’s non-controlling interest was accounted for as an equity transaction within the Millicom Group. Accordingly, the consideration paid was recognized as a reduction of consolidated equity, with no impact on profit or loss, as disclosed in the 'condensed consolidated statements of changes in equity', resulting in a decrease in equity of  $627 million.

On February 6, 2026, Millicom closed the acquisition of Telefónica’s controlling 67.5% equity stake in Colombia Telecomunicaciones S.A. E.S.P. (“Coltel”) through a tender offer that was conducted in accordance with publicly disclosed terms, at a price of approximately $214.4 million (out of which $169 million were paid as of acquisition date). Following the completion of the transaction, the initial accounting for the business combination remains in progress and, accordingly, does not include expected remeasurement of  intangible assets, such as spectrum, right of use assets / lease liabilities and PP&E which are part of the joint operations with Tigo Colombia (UT/UNIRED). The provisional fair values are subject to a high degree of measurement uncertainty and might change as Millicom continues to obtain information about facts and circumstances that existed at the acquisition date. The measurement period will not exceed 12 months from the acquisition date. Any adjustments to the provisional amounts will be recognized retrospectively as if the accounting for the acquisition had been completed at the acquisition date, with a corresponding adjustment to the carrying amount of the investment.

On April 27, 2026, Millicom completed the acquisition of the remaining 32.5% equity stake in Coltel formerly held by La Nación (following a share disposal sale carried out by the Government of Colombia). As Millicom already controlled Coltel and its subsidiaries prior to the transaction, the acquisition of Coltel’s non-controlling interest was accounted for as an equity transaction within the Millicom Group. Accordingly, the net consideration paid was recognized as a reduction of consolidated equity, with no impact on profit or loss, as disclosed in the 'condensed consolidated statements of changes in equity', resulting in a decrease in equity of  $219 million.

3. ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS (Continued)

At acquisition date - February 6, 2026 Provisional fair values (100%) ($ millions)

Coltel	Provisional fair values (At acquisition date February 6, 2026) ($ millions)
Intangible assets (excluding goodwill) (*)	818
Property, plant and equipment	1,409
Right of use assets	470
Other non-current assets (*)	542
Current assets (excluding trade receivables and cash and cash equivalents )	308
Trade receivables	152
Cash and cash equivalents	23
Total assets acquired	3,724
Lease liabilities	470
Other debt and financing	1,424
Other liabilities	1,708
Total liabilities assumed	3,603
Fair value of assets acquired and liabilities assumed, net	121
(A) Fair value of assets acquired and liabilities assumed, net (67.5%)	82
(B) Purchase consideration (67.5%)	214
(C=B-A) Provisional goodwill arising on acquisition (*)	133

(*)  Millicom is still working on its purchase accounting, with an update to the provisional purchase price allocation reported as of March 31, 2026, showing an increase of customer relationships/spectrum of $36 million with a corresponding decrease in deferred tax assets of $13 million (hence with a net residual decrease of goodwill of $23 million).

The goodwill is attributable to the workforce and the future expected synergies and profitability of Coltel. It is currently not expected to be tax deductible. As from acquisition and for the period ended June 30, 2026, Coltel contributed $680 million of revenue and a net loss of $146 million to the Group. This net loss has been negatively impacted by approximately $65 million of recorded severance costs  as  Millicom carried out cost reduction projects, with a focus on efficiency after acquisition. If Coltel had been acquired on January 1, 2026, incremental revenue for the six-month period would have been $132 million and incremental net loss for the same period of $34 million. Acquisition related costs included in the statement of income under operating expenses were approximately $16 million.

Acquisition of Telefónica’s Operation in Chile Jointly with NJJ

On February 10, 2026, Millicom through a joint vehicle, Celtel Chile, S. L. (owned by Millicom Spain, S.L. at 49% and NJJ Cactus SAS at 51%), completed the acquisition of 100% of the shares of Telefónica Moviles Chile, S.A., pursuant to a Share Purchase Agreement (SPA) executed at the same date. The closing consideration was $50 million paid in cash. The SPA provided for contingent consideration in the form of two earn-outs, up to $490 million, determined by formulas and procedures set out in the SPA, without recourse to Millicom. As of 30 June, 2026, Celtel has an outstanding recognized liability measured at net present value of $106 million (with $130 million paid by Celtel as of 30 June 2026) funded by Celtel's external financial debt. In addition, under a Call Option Agreement signed at closing, Millicom has two 30-day windows following the fifth and sixth anniversaries of closing to acquire NJJ’s entire interest in Celtel Chile, S.L. at a price determined under the agreement’s valuation formulas; if Millicom does not exercise, NJJ obtains a subsequent 60-day option to acquire Millicom’s interest using the same pricing methodology. At inception, the call option was accounted for as a derivative instrument, and based on the valuation assumptions, its fair value was determined to be immaterial. The call option arrangements do not confer present joint control over Celtel Chile by Millicom.

Celtel and its subsidiaries meet the definition of an associate for Millicom. Millicom hence accounts them using the equity method. As of 30 June, 2026, Celtel has only recently commenced the purchase price allocation process and therefore remains at an early stage.  As a result, the provisional fair values are subject to a high degree of measurement uncertainty and might change as Celtel continues to obtain information about facts and circumstances that existed at the acquisition date. The measurement period will not exceed 12 months from the acquisition date. Any adjustments to the provisional amounts will be recognized retrospectively, as if the accounting for the acquisition had been completed at the acquisition date, with a consequent adjustment to the carrying amount of the investment. See also Note 8.

3. ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS (Continued)

Agreement to sell MFS business in Paraguay

On January 5, 2026, Tigo Paraguay signed a Share Purchase Agreement ("SPA") to sell its Mobile Finance business ("MFS") in Paraguay (Mobile Cash Paraguay S.A. and Transcom S.A.) for a base price of $10 million, net of cash and debt but including a working capital required to operate  (and a potential $7 million earn-out, contingent of SPA's conditions). In March, 2026, Tigo Paraguay has gathered the non-customary regulatory approvals and though the transaction is still subject to certain additional regulatory approvals. All assets and liabilities of our MFS business in Paraguay are classified as held for sale as of June 30, 2026 and their results have been removed from the results of continuing operations and are shown as a single line item on the face of the statement of comprehensive income under 'net result from discontinued operations', in accordance with IFRS 5. Comparative figures of the statement of income have been re-presented accordingly.

Acquisitions or disposals for the year ended December 31, 2025

Uruguay Acquisition ("Tigo Uruguay")

On October 7, 2025, Millicom completed the acquisition of 100% of Telefonica Moviles del Uruguay S.A. (Movistar) after final regulatory approval, for an enterprise value of $440 million. In April 2026, Telefonica Moviles del Uruguay S.A. changed its name to Telemovil Uruguay S.A. As of June 30, 2026, Millicom is still working on its purchase accounting, with an update to the provisional purchase price allocation reported as of December 31, 2025 showing an increase of customer relationships of $20 million with a corresponding increase in deferred tax liabilities of $5 million (hence with a net residual decrease of goodwill of $15 million)  Provisional goodwill as of acquisition date is $112 million. The fair values of identifiable assets and liabilities are subject to further work and analysis as the Group completes its valuation procedures. Any adjustments arising during the measurement period will be recognised retrospectively as at the acquisition date, with a corresponding adjustment to goodwill. Finalization of the fair value exercise is expected to occur before Q3 2026.

Ecuador Acquisition ("Tigo Ecuador")

Millicom completed the acquisition of 100% of Telefónica’s telecommunications operations in Ecuador on October 30, 2025, after final regulatory approval, for an enterprise value of $380 million. As of June 30, 2026, Millicom is still working on its purchase accounting, with no further updates to the  provisional  purchase price allocation reported as of December 31, 2025.  The fair values of identifiable assets and liabilities are subject to further work and analysis as the Group completes its valuation procedures. Any adjustments arising during the measurement period will be recognised retrospectively as at the acquisition date, with a corresponding adjustment to goodwill. Finalization of the fair value is expected to occur before October 29, 2026.

Lati Disposal - Lati Operations and other assets

On October 28, 2024, Millicom agreed to sell Lati International, S.A. and other assets encompassing a portfolio of more than 7,000 towers in Central America to SBA Communications Corp. We have also entered into other agreements including a 15-year leaseback for the sites, and a new build-to-suit agreement under which SBA will build up to 2,500 additional sites for Millicom in the same markets.  In addition to the transactions with SBA, Millicom sold Lati Paraguay to Atis Group on June 3, 2025.

As further explained in our audited consolidated financial statements  for the year ended December 31, 2025,  gain on sale for the year ended December 31, 2025 of $741 million has been recognized under "Sale of Lati Operations" in the consolidated statement of income for the year ended December 31, 2025, while the gain share on the sale of assets from Tigo Honduras  to Lati Honduras for approximately $50 million, has been recognized under "Share of Profit in Honduras joint venture" for the year ended December 31, 2025).

Following the closings with SBA, Tigo Guatemala signed a Master Lease Agreement amendment for the use of ground space on January 22, 2026. The amendment has a 15-year term and is for a total annual lease amount of approximately $13 million (resulting in the recognition of right-of use assets and lease liabilities for $118 million, together with new equipment dismantling provisions for $20 million). Concurrently, the termination of the prior lease agreements led to the derecognition of right-of-use assets by $68 million and lease liabilities by $74 million, with the net impact of $6 million recognized in other operating income (expenses), net line during the six-month period ended June 30, 2026. In addition, the derecognition of tower dismantling provisions resulted in a gain of approximately $33 million (recognized also in other operating income (expenses), net line during the six-month period ended June 30, 2026).

3. ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS (Continued)

During the first quarter of 2025 and as part of the other assets portfolio sale described above, Tigo Nicaragua transferred most of the towers to SBA for a total gross consideration of approximately $49 million. The tower transfer qualified as a sale under IFRS 15. Under IFRS 16, Tigo Nicaragua recognized only the gain on the portion of rights transferred, for approximately $17 million, under ‘Other operating income (expenses), net for the six-month period ended  June 30, 2025’, since it continues to use a percentage of the towers economic benefit via the leaseback.

4. ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

Agreement to sell MFS business in Paraguay

Financial information relating to discontinued operations relate to our MFS business in Paraguay (see note 3).  The figures shown below are after inter-company eliminations.

Results from Discontinued Operations ($ millions)	Six months ended June 30, 2026	Six months ended June 30, 2025	Three months ended June 30, 2026	Three months ended June 30, 2025
Revenue	7	11	3	5
Cost of sales	(2)	(3)	(1)	(2)
Operating expenses	(2)	(2)	(1)	(1)
Other operating income (expenses), net	(1)	—	—	—
Operating profit	1	5	1	3
Profit before taxes	1	6	1	2
Net profit from discontinued operations	1	5	1	2

The Assets and liabilities held for sale relate principally to our MFS business in Paraguay and also to certain Property, plan and equipment in Colombia and Panama, detailed as follows:

Assets and liabilities reclassified as held for sale
Total
Intangible assets, net	—
Property, plant and equipment, net	16
Other non-current assets	1
Other current assets	14
Restricted cash	16
Cash and cash equivalents	10
Total assets of disposal group held for sale	58
Non-current financial liabilities	—
Current liabilities	27
Total liabilities of disposal group held for sale	27
Net assets / book value	31

Cash flows from discontinued operations (in millions of U.S. dollars)	June 30, 2026	June 30, 2025
Net cash provided by operating activities	7	14
Net cash provided by (used in) investing activities	(1)	(1)
Net cash from (used in) financing activities	(7)	(9)
Net increase (decrease) in cash and cash equivalents	—	5

Colombia

As of  December 31, 2025 assets held for sale amounts to  $1 million (and relate to Property, plant and equipment, net  from Tigo Colombia).

5. SEGMENT INFORMATION

As further detailed in note 1, Millicom operates in a single geographical region, Latin America, and more specifically in the following countries: Guatemala, Colombia, Panama, Honduras, Paraguay, El Salvador, Bolivia, Nicaragua, Costa Rica, Uruguay, Ecuador and Chile.

As further explained in the 2025 Group's Consolidated Financial Statements, the 'Chief Operating Decision Maker ("CODM") assesses performance and allocates resources, based on individual countries, which are also operating segments under IFRS 8. Following the recent acquisition of Coltel, the CODM assesses performance and allocate resources  in Colombia separately for Tigo Colombia and Coltel, which are therefore presented as separate operating segments. In addition, the Honduras joint venture  is reviewed by the CODM in a manner consistent with the Group’s controlled operations and accordingly presented as  a separate operating segment at 100%. In the case of the Chile associate, discrete financial information on its operating results is available and regularly reviewed by Millicom's CODM for performance assessment and resources allocation,  primarily for the purpose of assessing the ongoing investor–investee relationship due to its strategic significance. In accordance with IFRS 8 Operating Segments, this regular review by the CODM qualifies the Chile associate as an operating segment, and it is therefore presented as a separate operating segment at 100%. The amounts of the Honduras joint venture and the Chile associate are subsequently eliminated to reconcile to the Group consolidated results, as shown in the reconciliations below.

Management evaluates performance and makes decisions about allocating resources to the Group's operating segments based on financial measures, such as revenue, including service revenue, and Adjusted EBITDA. Capital expenditures are also a significant aspect for management and in the telecommunication industry as a whole. Management believes that service revenue and Adjusted EBITDA are essential financial indicators for the CODM and investors. These measures are particularly valuable for evaluating performance over time. Management utilizes service revenue and Adjusted EBITDA when making operational decisions, allocating resources, and conducting internal comparisons against historical performance and competitor benchmarks. Additionally, these metrics provide deeper insights into the Group's operating performance. Millicom's Nomination, Talent and Compensation Committee also employs service revenue and Adjusted EBITDA when assessing employees' performance and compensation, including that of the Group's executives. A reconciliation of service revenue to revenue and Adjusted EBITDA to profit before taxes is provided below.

Following the above-mentioned changes in scope which took place during 1Q of 2026, the Group considers the following individual countries as reportable segments, with Ecuador being reported on separately to provide additional information to users of the financial statements, even though it does not meet the quantitative thresholds for reportable segments under IFRS 8. (and Bolivia no longer considered as a reportable segment following the application of IAS21 Amendments). Comparative information has been re-presented accordingly.

Revenue, Service revenue, Adjusted EBITDA, capital expenditures and other segment information for the years ended June 30, 2026, and 2025 are shown on the below:

Six months ended June 30, 2026 (in millions of U.S. dollars)	Guatemala	Tigo Colombia	Coltel Colombia	Panama	Paraguay	Ecuador	Honduras (iv)	Chile (iv)	Other segments (v)	Total segments	Inter-segment and other eliminations (vi)	Total Group
Service revenue (i)	753	848	621	347	327	223	302 (iv)	514	800	4,733	(833)	3,900
Telephone and equipment revenue	115	10	59	15	12	12	16	112	43	392	(128)	264
Revenue	867	857	680	362	338	234	318	625	843	5,125	(961)	4,164
Inter-segment revenue	4	—	1	1	3	—	2	—	11	23	n/a	n/a
Revenue from external customers	863	857	679	360	335	234	316	625	831	5,102	n/a	n/a
Adjusted EBITDA (ii)	482	336	205	183	191	114	164	91	396	2,162	(296)	1,866
Capital expenditures (iii)	76	123	53	35	24	15	40	53	92	512	(86)	426

5. SEGMENT INFORMATION (Continued)

(i)	Service revenue is revenue related to the provision of ongoing services such as monthly subscription fees for mobile and broadband, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, short message services, installation fees and other value-added services excluding telephone and equipment sales.

(ii)	Adjusted EBITDA is operating profit excluding impairment losses, depreciation and amortization, share of profit in Honduras joint venture and Chile associate and gains/losses on the disposal of fixed assets.

(iii)	Capital expenditures correspond to additions of property, plant and equipment, as well as operating intangible assets, excluding spectrum and licenses. The Group capital expenditure additions for the six-month period ended June 30, 2026 and 2025 can be reconciled with notes 9 and 10 for amounts of $385 million and $41 million respectively (2025: $257 million and $29 million, respectively).

(iv)	Honduras joint venture and Chile associate are equity-accounted investees .

(v)       Includes our operations in El Salvador, Nicaragua, Costa Rica, Uruguay and Bolivia.

(vi)	Includes intercompany eliminations, unallocated items and equity-accounted investees (Honduras joint venture and Chile associate).

Six months ended June 30, 2025 (in millions of U.S. dollars)	Guatemala	Colombia Tigo	Panama	Paraguay(*)	Honduras (iv)	Other segments (v) (**)	Total segments	Inter-segment and other eliminations (vi)	Total Group
Service revenue (i)	707	673	342	252	293	595	2,861	(306)	2,555
Telephone and equipment revenue	115	13	16	8	15	28	195	(15)	180
Revenue	822	686	357	260	308	622	3,056	(321)	2,735
Inter-segment revenue	4	1	1	3	2	6	17	n/a	n/a
Revenue from external customers	817	685	356	257	306	616	3,039	n/a	n/a
Adjusted EBITDA (ii)	451	270	184	132	154	283	1,474	(203)	1,271
Capital expenditures (iii)	70	82	35	22	28	79	317	(31)	286

Three months ended June 30, 2026 (in millions of U.S. dollars)	Guatemala	Tigo Colombia	Coltel Colombia	Panama	Paraguay	Ecuador	Honduras (iv)	Chile (iv)	Other segments (v)	Total segments	Inter-segment and other eliminations (vi)	Total Group
Service revenue (i)	382	438	377	175	169	112	152	310	398	2,514	(471)	2,043
Telephone and equipment revenue	57	3	35	7	7	6	8	61	21	205	(69)	136
Revenue	440	442	412	182	175	118	160	371	419	2,719	(540)	2,179
Inter-segment revenue	2	—	—	1	1	—	1	—	6	12	n/a	n/a
Revenue from external customers	437	442	412	181	174	118	159	371	413	2,707	n/a	n/a
Adjusted EBITDA (ii)	245	165	172	92	100	58	82	86	194	1,193	(184)	1,009
Capital expenditures (iii)	40	64	35	18	12	10	21	26	51	278	(44)	234

5. SEGMENT INFORMATION (Continued)

Three months ended June 30, 2025 (in millions of U.S. dollars)	Guatemala	Colombia Tigo	Panama	Paraguay (*)	Honduras (iv)	Other segments (v) (**)	Total segments	Inter-segment and other eliminations (vi)	Total Group
Service revenue (i)	358	339	170	127	145	290	1,429	(152)	1,276
Telephone and equipment revenue	59	6	8	4	8	14	98	(8)	90
Revenue	417	346	177	131	153	303	1,527	(160)	1,367
Inter-segment revenue	2	—	—	1	1	3	9	n/a	n/a
Revenue from external customers	414	345	177	130	152	300	1,518	n/a	n/a
Adjusted EBITDA (ii)	228	136	92	66	77	140	739	(101)	638
Capital expenditures (iii)	37	42	20	12	21	43	175	(21)	155

(*)  Re-presented for discontinued operations (see note 4).

(**) Re-presented for 'Other Segments' category, including Bolivia.

Reconciliation of Adjusted EBITDA for reportable segments to the Group's profit before taxes from continuing operations:

(US$ millions)	Six months ended June 30, 2026	Six months ended June 30, 2025	Three months ended June 30, 2026	Three months ended June 30, 2025
Adjusted EBITDA for reportable segments	2,162	1,474	1,193	739
Depreciation	(767)	(442)	(405)	(222)
Amortization	(219)	(152)	(114)	(75)
Share of loss/profit in Honduras joint venture and Chile associate	(3)	26	10	13
Other operating income (expenses), net	—	72	(38)	—
Interest and other financial expenses	(540)	(334)	(292)	(170)
Interest and other financial income	24	5	13	2
Sale of Lati Operations (see note 4)	—	604	—	604
Other non-operating (expenses) income, net	(1)	9	23	(18)
Profit (loss) from other joint ventures and associates, net	(2)	—	(2)	—
Honduras joint venture and Chile associate	(255)	(154)	(168)	(77)
Unallocated expenses and other reconciling items (i)	(42)	(49)	(16)	(24)
Profit before taxes from continuing operations	358	1,059	204	772

(i) The unallocated expenses are primarily related to centrally managed costs.

6. OTHER NON-OPERATING (EXPENSES) INCOME, NET

The Group’s other non-operating (expenses) income, net comprised the following:

in millions of U.S. dollars	Six months ended June 30, 2026	Six months ended June 30, 2025	Three months ended June 30, 2026	Three months ended June 30, 2025
Change in fair value of derivatives (see note 12)	(46)	(1)	(29)	(2)
Exchange gains (losses), net	49	2	49	(24)
Other non-operating income (expenses)	(3)	8	3	7
Total	(1)	9	23	(19)

7. SHAREHOLDER REMUNERATION POLICY AND EARNINGS PER COMMON SHARE

A.	Shareholder remuneration policy

On November 29, 2024, Millicom's Board approved an interim dividend of $1.00 per share (or its equivalent in SEK per SDR) for approximately $172 million  paid on January 10, 2025.

On 14 January, 2025, Millicom's Board announced the approval of a new shareholder remuneration policy under which it proposes to resume regular cash dividends sustaining or growing cash dividends every year while maintaining a prudent capital structure. Following the above mentioned announcements:

1.	On February 26, 2025, Millicom's Board approved an additional interim dividend, of $0.75/share paid on 15 April 2025.

2.	On May 21, 2025, the Annual General Meeting of shareholders (following Board's proposal) approved, a dividend of $3.00 per share , payable in four equal quarterly installments: $0.75 per share on 15 July, 2025; $0.75 per share on 15 October, 2025: $0.75 per share on 15 January, 2026; and $0.75 per share on 15 April, 2026.

3.	On August 6, 2025, Millicom's Board approved an additional interim dividend of $2.50 per share, payable in two equal installments of $1.25 per share, on October 15, 2025 and April 15, 2026.

On May 20, 2026, the Annual General Meeting of shareholders (following Board's proposal) approved a dividend of $3.00 per share payable in four equal quarterly installments: $0.75/share in July, 2026; $0.75/ share in October, 2026: $0.75/share in January, 2027 and; $0.75/share in April, 2027.

7. SHAREHOLDER REMUNERATION POLICY AND EARNINGS PER COMMON SHARE (Continued)

Earning per common share

Earnings per common share (EPS) attributable to owners of the Company are comprised as follows:

in millions of U.S. dollars	Six months ended June 30, 2026	Six months ended June 30, 2025	Three months ended June 30, 2026	Three months ended June 30, 2025
Basic and Diluted
Net profit attributable to equity holders from continuing operations	217	864	108	674
Net profit attributable to equity holders from discontinued operations	1	5	1	2
Net profit attributable to all equity holders to determine the profit per share	218	869	109	676

in thousands
Weighted average number of ordinary shares for basic earnings per share	167,480	168,054	167,706	166,883
Effect of dilutive share-based compensation plans	293	724	293	746
Weighted average number of ordinary shares (excluding treasury shares) adjusted for the effect of dilution (i)	167,773	168,778	167,999	167,629

in US dollar
Basic
Earnings per common share for profit from continuing operations attributable to owners of the Company	1.30	5.14	0.64	4.04
Earnings per common share for profit from discontinued operations attributable to owners of the Company	—	0.03	—	0.01
Earnings per common share for profit for the period attributable to owners of the Company	1.30	5.17	0.65	4.05
Diluted
Earnings per common share for profit from continuing operations attributable to owners of the Company	1.30	5.12	0.64	4.02
Earnings per common share for profit from discontinued operations attributable to owners of the Company	—	0.03	—	0.01
Earnings per common share for profit for the period attributable to owners of the Company	1.30	5.15	0.65	4.03

(i) For the purpose of calculating the diluted earnings per common share, the weighted average outstanding shares used for the basic earnings per common share were increased only by the portion of the shares which have a dilutive effect on the earnings  per common share.

8. JOINT ARRANGEMENTS AND MAIN ASSOCIATES

Tigo Honduras

Joint ventures are businesses over which Millicom exercises joint control as decisions over the relevant activities of each, such as the ability to upstream cash from the joint ventures, require unanimous consent of shareholders. Millicom determines the existence of joint control by reference to joint venture agreements, articles of association, structures and voting protocols of the board of directors of those ventures. Our investments in joint ventures is comprised solely of Honduras.

At June 30, 2026, the equity accounted net assets of our joint venture in Honduras totaled $453 million (December 31, 2025: $426 million). These net assets do not necessarily represent statutory reserves available for distribution as these include consolidation adjustments (such as goodwill and identified assets and assumed liabilities recognized as part of the purchase accounting). Out of these net assets, $4 million (December 31, 2025: $3 million) represent statutory reserves that are unavailable to be distributed to the Group. During the three-month period ended June 30, 2026, Millicom's joint venture in Honduras repatriated cash of $57 million under different forms (June 30, 2025: $47 million).

At June 30, 2026, Millicom had $237 million payable to Honduras joint venture which were mainly comprised of advances and cash pool balances (December 31, 2025: $192 million). In addition, as of June 30, 2026, Millicom had a total receivable from Honduras joint venture of $17 million, (December 31, 2025: $19 million) mainly corresponding to other operating receivables.

The table below summarizes the movements for the period in respect of the Honduras joint venture's carrying value:

in millions of U.S. dollars	2026
Honduras
Opening Balance at January 1, 2026	583
Millicom's share of the results for the period	24
Currency exchange differences	(10)
Closing Balance at June 30, 2026	598

UNIRED and UT

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Those parties are called joint operators. Millicom and Telefonica had joint control of UNIRED and UT until the acquisition of Coltel (date as from which the Millicom Group began consolidating UNIRED and UT in full; see Note 3 for further reference).

During the first quarter of 2025, Tigo Colombia derecognised right-of-use assets and liabilities amounting to $71 million and $104 million, respectively, in connection with lease agreements previously classified as assets held for sale in fourth quarter of 2024. These lease agreements were transferred to UNIRED, the entity that had already assumed the role of lessee under the respective contracts. The net impact of the derecognition resulted in a gain of $33 million, which was recognized in the consolidated statement of profit or loss under ‘Other operating income (expenses), net' for the period ended June 30, 2025. Additionally, the Tigo Colombia terminated certain lease agreements with deferred gains of $15 million as of December 31, 2024. These gains were accelerated and recognized in full in Q1 2025 within the same line item.

Tigo Chile

As previously explained in Note 3, NJJ and Millicom, through a joint vehicle, Celtel, completed on February 10, 2026, the acquisition of Telefónica Moviles Chile, S.A. ("Tigo Chile"). Millicom has significant influence over Tigo Chile holding 49% of shareholding. The Group accounts for associates in the same way as it accounts for joint ventures, that is, using the equity method. The table below summarizes the movements for the period in respect of the Chile associate's carrying value:

in millions of U.S. dollars	2026
Chile
Opening Balance at February 10, 2026	25
Millicom shareholding contribution	2
Millicom's share of the results for the period	(27)
Closing Balance at June 30, 2026	—

8. JOINT ARRANGEMENTS AND MAIN ASSOCIATES (Continued)

During period ended June 30, 2026, Tigo Chile carried out cost reduction projects with a focus on efficiency after acquisition with severance expenses related to this plan of approximately CLP83,000 million (approximately $91 million). Following IAS 28, the unrecognized losses of Tigo Chile as of June 30, 2026 at Millicom's share amount to $35 million as they exceed Millicom's interest in Tigo Chile.  In February 2026, Tigo Chile entered into a new $65 million Revolving Credit Facility ("RCF") expiring in August 2027, with margins varying based on credit ratings. As of 30 June 2026, the full balance of this RCF was available.  Additionally, in March 2026, Tigo Chile repaid CLP79,290 million of its local bond series Q (approximately $92 million), at maturity.

9. PROPERTY, PLANT AND EQUIPMENT

During the period ended June 30, 2026, Millicom added property, plant and equipment for $385 million (June 30, 2025: $257 million) and received $2 million from disposal of property, plant and equipment (June 30, 2025: $69 million including $49 million from the tower sale and leaseback transaction between Tigo Nicaragua and SBA, as detailed in note 3).

10. INTANGIBLE ASSETS

During the period ended June 30, 2026, Millicom added intangible assets for $74 million of which $33 million related to spectrum and licenses (mostly attributable to frequency charges costs to the 700MHz and 3,500 MHz bands in Ecuador), and $41 million to additions of other intangible assets (June 30, 2025: $48 million of intangible assets out of which $19 million related to spectrum and licenses mostly attributable to the 10 MHz spectrum in the 1900 MHz band awarded to Tigo Panama; and $29 million to additions of other intangible assets). During the period ended June 30, 2026 and June 30, 2025, Millicom did not received any proceeds from disposal of intangible assets.

11. FINANCIAL OBLIGATIONS

A. Debt and financing

The most material movements in debt and financing for the period ended June 30, 2026 were as follows. When applicable, local currency amounts are translated in USD using the exchange rate at the time of occurrence.

Bolivia

In June 2026, Tigo Bolivia issued a new-7-year BOB bond at a nominal fixed rate of 9.8% for approximately BOB 87 million (approximately $9 million).

Colombia

On March 11, 2026, Tigo Colombia executed a variable four-year term loan with Davivienda Bank, for an amount of COP 220,000 million. For the period ended June 30, 2026 , Tigo Colombia partially repurchased its UNE Bond 3 (tranche B) for COP 35,250 million originally due in May 2026 and redeemed the outstanding amount of Tranch B of its COP bond issued in 2016 at par plus accrued and unpaid interest, for an approximate amount of COP215.000 (approximately $58 million), originally becoming due in May 2026.

During March 2026 and May 2026, Coltel executed two new one-year variable loans with JP Morgan each for an amount of COP70,000 million (approximately $38 million in aggregate). On April 13, 2026, Coltel entered into a one-year new bridge facility with Banco Santander for an amount of $100 million at variable rate. Coltel used these funds to repay the $100 million facility with HSBC, with April 17, 2026 as original maturity date.  Additionally in June 2026 Coltel entered into a new 3-year variable loan facility with BTG Pactual Colombia S.A. for COP170,000 million (approximately $49 million), a new 3-year variable loan facility with Bancolombia for COP820,000 million (approximately $237 million) and a new 1-year variable loan facility with Banco AV Villas for COP29,000 million (approximately $8 million).

Corporate

On March 27, 2026, Millicom executed a new 8-year COP-USD linked Private Bond issuance for COP 370,000 million at fixed rate subscribed by Inter-American Development Bank (IDB) and Proparco.

On April 14, 2026, Millicom completed an $87.5 million aggregate principal amount reopening of its 7.375% Senior Notes due 2032 (the “Additional Notes”) in a Regulation S only private placement that is exempt from the registration requirements of the U.S. Securities Act of 1933., as amended (the “Securities Act”) to Banco General, S.A. The Additional Notes have been admitted to trading on the Luxembourg Stock Exchange Euro MTF market.

Guatemala

On February 18, 2026 and on March 17, 2026, Tigo Guatemala executed two variable (one with a five-year term and the other with a six-year term) bank credit loans with Banco GYT Continental and Banco Agricola Mercantil for an amount of GTQ 400 million each.

11. FINANCIAL OBLIGATIONS (continued)

Paraguay

On April 29, 2026, Tigo Paraguay redeemed all of its 5.875% Senior Unsecured Notes due 2027 (the “Notes”) at par plus accrued and unpaid interest, for an aggregate principal amount of approximately $139.7 million.

B.   Analysis of debt and financing by maturity

The total amount of debt and financing is repayable as follows:

in millions of U.S. dollars	As at June 30, 2026	As at December 31, 2025
Due within:
One year	1,095	329
One-two years	1,008	697
Two-three years	1,858	1,047
Three-four years	929	1,025
Four-five years	1,800	1,014
After five years	2,052	2,773
Total debt and financing	8,742	6,886

The Group’s interest and other financial expenses comprised the following:

in millions of U.S. dollars	Six months ended June 30, 2026	Six months ended June 30, 2025	Three months ended June 30, 2026	Three months ended June 30, 2025
Interest expense on bonds and bank financing	(299)	(192)	(164)	(94)
Interest expense on leases	(146)	(80)	(78)	(41)
Others	(96)	(62)	(50)	(34)
Total interest and other financial expenses	(540)	(334)	(292)	(170)

12. FINANCIAL INSTRUMENTS

Other than the items disclosed below, the fair values of financial assets and financial liabilities approximate their carrying values as at June 30, 2026 and December 31, 2025:

in millions of U.S. dollars	Carrying value		Fair value (i)
	As at June 30, 2026	As at December 31, 2025	As at June 30, 2026	As at December 31, 2025
Debt and financing	8,742	6,886	8,920	6,672

(i)       Fair values are measured with reference to Level 1 (for listed bonds) or 2.

Derivative financial instruments

MIC SA entered into swap contracts in order to hedge the foreign currency risk in relation to the 2027 SEK 2.2 billion bond (approximately $252 million,  using the exchange rate at the time of the issuance of this bond) issued in January 2022 with maturity date January 2027. As of June 30, 2026 Coltel has swaps contracts to hedge the foreign currency risk in relation to a $500 million bond issued in 2020 and to a $70 million bank loan raised in 2024.

In January 2023, MIC S.A. also entered into two currency swap agreements to hedge an intercompany receivable of COP 206 billion (approximately $41 million) owed by Tigo-UNE. On January 5 ,2026, the mentioned swaps expired, in accordance with their maturity dates. During the period ended June 30, 2026, Tigo Colombia and Tigo Paraguay entered into short-term forwards in order to hedge foreign currency risk of USD denominated expected obligations. As of June 30, 2026,  Coltel has current and non-current non-delivery forwards in order to hedge foreign currency risk of USD denominated expected obligations.

The net fair value, including Coltel's acquisition, of the aforementioned swaps/forwards amounts to a liability of $194 million as of June 30, 2026 (December 31, 2025: a liability of $23 million).

Interest rate swaps, currency swaps and forwards are measured with reference to Level 2 of the fair value hierarchy.

There are no other derivative financial instruments with a material fair value at June 30, 2026.

13. COMMITMENTS AND CONTINGENCIES

Litigation & claims

The Group is contingently liable with respect to lawsuits, legal, regulatory, commercial and other legal risks that arise in the normal course of business. As of June 30, 2026, the total amount of claims brought against MIC SA and its subsidiaries is $296 million mainly as explained in the next paragraphs (December 31, 2025: $146 million). The Group's share of the comparable exposure for its joint venture in Honduras and Chile associate is $7 million (December 31, 2025: $3 million).

As at June 30, 2026, $47 million has been provisioned by the Group for these claims and risks in the unaudited interim condensed consolidated statement of financial position (December 31, 2025: $37 million). The Group's share of provisions made by the joint venture and the associate was $7 million (December 31, 2025: $1 million). While it is not possible to ascertain the ultimate legal and financial liability with respect to these claims and risks, the ultimate outcome is not anticipated to have a material effect on the Group’s financial position and results of operations.

During the period, certain former executives of the Group's Guatemala operations continued legal proceedings against Comunicaciones Celulares, S.A. and certain affiliated entities involving employment-related claims. Certain judgments and other court decisions have been issued in favor of claimants in an aggregate amount of approximately $100 million, while additional cases remain pending. The amounts sought by the claimants in these cases are substantially larger than the amounts recognized by the Group in respect of these matters. The Group disputes both liability and certain aspects of the methodology used in determining the amounts claimed and awarded, and continues to pursue available appellate, constitutional, and other legal remedies.

Management has evaluated these matters in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and, based on the information currently available, management believes that a provision of approximately $4 million represents the best estimate under applicable Guatemalan law of the expenditure required to settle obligations that are considered probable as of June 30, 2026. Due to the inherent uncertainties associated with litigation, however, including ongoing appeals and judicial review processes, and concerns regarding transparency in the Guatemalan legal system, the ultimate outcome of these proceedings may differ from current estimates.

Taxation

At June 30, 2026, the tax risks exposure of the Group's subsidiaries is estimated at $380 million, for which provisions of $40 million have been recorded in tax liabilities; representing management's assessment of the probable cash outflow of eventual claims and required payments related to those risks (December 31, 2025: $376 million of which provisions of $32 million were recorded). The Group's share of comparable tax exposure in its joint venture and associates amounts to $193 million (December 31, 2025: $160 million) for which provisions of $9 million  (December 31, 2025: $8 million), were made.

Capital commitments

At June 30, 2026, the Group had fixed commitments to purchase network equipment, other fixed assets and intangible assets of $380 million of which $358 million are due within one year (December 31, 2025: $305 million of which $280 million are due within one year). The Group’s share of commitments in its Honduras joint venture and Chile associate is $36 million of which $36 million are due within one year (December 31, 2025: $31 million out of which $31 million are due within one year). Additionally, the Group's share of commitments in the UNIRED joint operation was  $16 million for December 31, 2025.

14. RESTRUCTURING COSTS

Voluntary retirement and severance plans

In April, 2026, Tigo Colombia conducted a voluntary retirement plan for its employees with severance expenses related to this plan of approximately COP95,000 million (approximately $26 million).

In March 2026, Coltel carried out cost reduction projects with a focus on efficiency after acquisition with severance expenses related to this plan of approximately COP240,000 million (approximately $65 million).

15. IMPAIRMENT IN COSTA RICA

During the six months ended June 30, 2026, the Group recorded a goodwill impairment charge of approximately $32 million for its Costa Rica cash-generating unit (CGU) following an IAS 36 impairment test triggered by continued underperformance and a revised business outlook. The charge, recognized in Other operating income (expenses), net, was driven by lower projected future cash flows based on updated revenue growth, margin, and long-term market assumptions.

Following the impairment recognized during the period, the Costa Rica CGU continues to include goodwill of approximately $124 million, as of June 30, 2026 . Management will continue to monitor the CGU's performance and market conditions.

16. SUBSEQUENT EVENTS

Interim cash dividend

On August 5, 2026, Millicom's Board approved an interim dividend of $1.50 per share. The dividend will be distributed in two equal installments of $0.75 per share, on January 15, 2027 and April 15, 2027.

Financing

Bolivia: In July 2026, Bolivia entered into five different bank local loans (three with a one-year term and two with a five-year term) with Banco de Credito de Bolivia, Banco Nacional de Bolivia and Banco BISA, adding an aggregate  amount of BOB 439.7 million (approximately $44 million).

Colombia (Coltel): In July 2026, Coltel repaid approximately $102 million of the outstanding credit facilities denominated in COP and U.S. dollars  with Banco de Occidente, Bladex and J.P.  Morgan.

Item 2

Luxembourg, August 6, 2026

Millicom (Tigo) Q2 2026 Earnings Release

Q2 2026 Highlights*

•	Revenue $2.18 billion, up 59.4% year-on-year as reported and 4.3% organically

•	Operating profit $462 million, and Adjusted EBITDA of $1.01 billion, up 58.0% year-on-year

•	Net profit attributable to company owners of $109 million

•	Record equity free cash flow of $327 million, up 50.1% year-on-year

•	Leverage decreased to 2.73x including the acquisitions in Colombia, Ecuador and Uruguay

•	$3.00 per share dividend declared in May, with payments to be made quarterly over the next 12 months,

•	Additional interim dividend of $1.50 per share declared on August 5 and payable in two installments in 2027

Financial highlights ($ millions)	Q2 2026	Q2 2025	Change %	Organic % Change	H1 2026	H1 2025	Change %	Organic % Change
Revenue	2,179	1,367	59.4%	4.3%	4,164	2,735	52.3%	4.2%
Operating Profit	462	354	30.4%		877	775	13.2%
Net Profit attributable to company owners	109	676	(83.9)%		218	869	(74.9)%
Non-IFRS measures (*)
Service Revenue	2,043	1,276	60.1%	5.4%	3,900	2,555	52.6%	5.2%
Adjusted EBITDA	1,009	638	58.0%	9.1%	1,866	1,271	46.8%	9.3%
Capex	234	155	51.2%		426	286	48.8%
Operating Cash Flow (OCF)	775	484	60.2%		1,440	985	46.2%
Equity free cash flow (EFCF)**	327	218	50.1%		552	353	56.4%

*See page 12 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.** EFCF excluding proceeds from disposals.

Millicom Chief Executive Officer Marcelo Benitez commented:

“Millicom is becoming a larger, stronger and more cash generative company. Our strategy is to strengthen our leadership positions in Latin America through disciplined organic growth and selective consolidation, while applying a consistent operating model focused on customer value, efficiency and equity free cash flow. Our second-quarter performance demonstrates that this strategy is working: we are growing the underlying business, integrating our expanded portfolio and strengthening our capacity to create sustainable value for our customers and shareholders.

We are also seeing encouraging results from the Millicom playbook in our acquired operations. Ecuador and Uruguay have delivered meaningful improvements in margins and equity free cash flow and are now performing broadly in line with the Millicom average. In Colombia and Chile, the integration and turnaround are progressing well, with early improvements in profitability and cash generation as we approach a more steady state of the operations.

We delivered strong second-quarter financial results. Service revenue reached $2.04 billion, while Adjusted EBITDA exceeded $1.01 billion for the first time in Millicom’s history. Equity free cash flow reached a quarterly record of $327 million.

Our first-half performance, together with the progress of our integrations and improved visibility across the portfolio, gives us increased confidence for the remainder of the year. As a result, we are raising our 2026 equity free cash flow guidance to around $1.1 billion, while lowering the year-end leverage target from approximately 2.5x to below 2.5x.

1

Reflecting this stronger performance, Millicom's Board of Directors approved an incremental interim dividend of $1.50 per share, payable in two installments of $0.75 per share in January and April 2027. We remain focused on disciplined execution and believe there is significant additional value to unlock.”

2026 Financial Targets

Millicom is raising its full-year 2026 EFCF guidance from at least $900 million to around $1.1 billion, while lowering its year-end leverage target from around 2.5x to below 2.5x. These targets include restructuring costs associated with all acquired businesses.

Subsequent Events

Interim cash dividend

On August 5, 2026, Millicom's Board approved an interim dividend of $1.50 per share. The dividend will be distributed in two equal installments of $0.75 per share, on January 15, 2027 and April 15, 2027.

Financing

Bolivia: In July 2026, Bolivia entered into five different bank local loans (three with a one-year term and two with a five-year term) with Banco de Credito de Bolivia, Banco Nacional de Bolivia and Banco BISA, adding an aggregate  amount of BOB 439.7 million (approximately $44 million).

Colombia (Coltel): In July 2026, Coltel repaid approximately $102 million of the outstanding credit facilities denominated in COP and U.S. dollars  with Banco de Occidente, Bladex and J.P.  Morgan.

2

Group Quarterly Financial Review - Q2 2026

Income statement data (IFRS)	Q2 2026	Q2 2025	% change	H1 2026	H1 2025	% change
$ millions (except where noted otherwise)
Revenue	2,179	1,367	59.4%	4,164	2,735	52.3%
Equipment, programming and other direct costs	(539)	(314)	(71.7)%	(1,017)	(628)	(62.0)%
Operating expenses	(631)	(415)	(52.3)%	(1,281)	(836)	(53.2)%
Depreciation	(405)	(222)	(82.0)%	(767)	(442)	(73.4)%
Amortization	(114)	(75)	(52.6)%	(219)	(152)	(44.1)%
Share of profit (loss) in Honduras joint venture and Chile associate	10	13	(21.1)%	(3)	26	NM
Other operating income (expenses), net	(38)	—	NM	—	72	(99.4)%
Operating profit	462	354	30.4%	877	775	13.2%
Net financial expenses	(279)	(168)	(65.8)%	(516)	(329)	(56.8)%
Sale of Lati Operations	—	604	NM	—	604	NM
Other non-operating income, (expense) net	23	(18)	NM	(1)	9	NM
Gains from other JVs and associates, net	(2)	—	NM	(2)	—	NM
Profit before tax	204	772	(73.5)%	358	1,059	(66.2)%
Net tax expense	(104)	(101)	(2.8)%	(182)	(172)	(6.0)%
Non-controlling interests	8	3	NM	42	(22)	NM
Profit from discontinued operations	1	2	(65.8)%	1	5	(86.4)%
Net profit attributable to company owners	109	676	(83.9)%	218	869	(74.9)%
Weighted average shares outstanding (millions)	167.71	166.88	0.5%	167.48	168.05	(0.3)%
EPS ($ per share)	0.65	4.05	(84.0)%	1.30	5.17	(74.8)%

Revenue increased 59.4% year over year in Q2 2026, driven by the acquisition of Coltel in Colombia, expansion into Ecuador and Uruguay, favorable exchange movements as well as strong commercial performance across Mobile, Home, and B2B. Mobile benefited from our pre-to-postpaid migration strategy, while Home revenue benefited from FIFA World Cup-related content offerings and associated subscriber demand.

Equipment, programming and other direct costs increased 71.7% year-on-year, primarily driven by the Coltel acquisition and the addition of Ecuador and Uruguay. This trend was partially offset by a year-over-year decrease in equipment and programming costs.

Operating expenses increased 52.3% year-on-year, reflecting the integration of operations in Colombia including $32 million in related restructuring charges as well as the addition of Ecuador and Uruguay.

Depreciation and amortization increased 82.0% and 52.6%, respectively, reflecting mainly the Coltel acquisition in Colombia, the expansion of the consolidation perimeter in Ecuador and Uruguay, and the appreciation of local currencies.

Share of profit (loss) in Honduras joint venture and Chile associate was $10 million mainly reflecting our share of profits in the Honduras Joint Venture. Other operating expenses were $38 million for the quarter, primarily reflecting a $32 million non-cash goodwill impairment charge related to Costa Rica, a relatively immaterial operation within Millicom's portfolio, following updated business and market assumptions. As a result of the above effects, operating profit increased 30.4% year-on-year to $462 million.

3

Net financial expenses increased $111 million year-over-year to $279 million, driven by higher interest and lease expenses, as a result of the perimeter expansion, the Lati infrastructure deal and higher debt levels related to recent acquisitions.

Sale of Lati operations of $604 million reflects the gross impact of the partial closing of the Lati infrastructure deal with SBA and Atis Group during Q2 2025.

Other non-operating income, net, totaled $23 million, primarily reflecting foreign exchange gains, partially offset by realized losses on maturing legacy instruments related to the Colombia acquisition.

Net tax expense increased year-over-year to $104 million, mostly driven by the expansion of the business perimeter offset by the LATI infrastructure transaction completed in the prior year.

Non-controlling interests' share of net loss totaled $8 million in Q2 2026, reflecting the portion of losses attributable to non-controlling shareholders in certain Colombian operations after EPM's acquisition and in Coltel prior to the acquisition of La Nación's stake. This compares to a $3 million loss in Q2 2025, reflecting EPM's share of losses in the Colombian operation.

As a result of the above operating performance, net profit attributable to owners of the company, was $109 million, or $0.65 per share, based on 167.71 million weighted average shares outstanding in Q2 2026.

4

Cash Flow

Cash flow data* ($ millions)	Q2 2026	Q2 2025	% change	H1 2026	H1 2025	% change
Adjusted EBITDA from continuing operations	1,009	638	58.0%	1,866	1,271	46.8%
Adjusted EBITDA from discontinued operations	1	3	(64.8)%	1	6	(82.5)%
Adjusted EBITDA including discontinued operations	1,010	641	57.5%	1,867	1,277	46.2%
Cash capex (excluding spectrum and licenses)	(274)	(201)	(36.0)%	(495)	(315)	(56.8)%
Spectrum paid	(41)	(5)	NM	(140)	(41)	NM
Changes in working capital	46	24	89.9%	18	(56)	NM
Other non-cash items	1	5	(84.6)%	2	9	(80.9)%
Taxes paid	(146)	(106)	(37.9)%	(199)	(172)	(15.9)%
Operating free cash flow	596	359	66.2%	1,052	701	50.1%
Finance charges paid, net	(131)	(82)	(59.7)%	(257)	(189)	(36.1)%
Lease payments, net	(161)	(82)	(95.3)%	(301)	(164)	(83.3)%
Free cash flow	304	194	56.5%	495	348	42.1%
Repatriation from joint ventures and associates	23	24	(2.5)%	57	47	22.3%
Equity free cash flow	327	218	50.1%	552	395	39.8%
Less: Proceeds from tower disposals, net of taxes	—	—	NM	—	42	NM
Equity free cash flow - ex divestitures, net	327	218	50.1%	552	353	56.4%

* See page 12 for a description of non-IFRS measures.

Equity Free Cash Flow (EFCF) in Q2 2026 was $327 million, compared to $218 million in Q2 2025. The increase in EFCF over the past year is explained primarily by the following items:

Positives:

•	$369 million increase in Adjusted EBITDA, mainly supported by portfolio expansion and strong operational leverage associated with topline growth, alongside favorable foreign exchange impacts.

Detractors:

•	$79 million increase in lease payments due to the perimeter expansion and Lati infrastructure deal.

•	$72 million increase in capex paid mainly due to higher capex execution from Colombia's market consolidation and an increase in leased mobile handsets under our customer device leasing program.

•	$49 million year-on-year increase in financial expenses mainly attributable to perimeter expansion and the related financing costs.

•	$40 million increase in taxes paid largely resulting from the contribution of newly acquired businesses to the group's tax profile.

•	$36 million increase in spectrum payments mainly attributable to spectrum-related expenditures in Colombia from 700MHz and 1900MHz licenses as well as renewal fees.

•	$41 million impact related to one time restructuring charges incurred mainly in Colombia.

5

Debt

During Q2 2026, gross debt increased $117 million to $8.7 billion as of June 30, 2026, compared to $8.6 billion as of March 31, 2026. The increase was mainly attributable to new debt issuances in Coltel and at Corporate level as well as the foreign exchange impact of the appreciation of certain local currencies, particularly the COP, against the U.S. dollar. These factors were partially offset by debt reduction in Paraguay through the repayment of the Telecel Senior Notes originally due 2027.

As of June 30, 2026, 61% of gross debt was denominated in local currency1. Fixed-rate2 debt represented 56% of our total debt, compared with 70% at year-end 2025, primarily reflecting the addition of Coltel's variable-rate debt. The average debt maturity was 3.5 years. Approximately 70% of gross debt was held at our operating entities, while the remaining 30% was held at the corporate level. The average interest rate on our debt was 8.2%. On our dollar-denominated debt3, the average interest rate was 5.6% with an average maturity of 3.6 years.

Cash was $861 million as of June 30, 2026, a decrease of $316 million, compared with $1.2 billion as of March 31, 2026, with approximately 67% held in U.S. dollars. As a result, net debt* increased to $8.1 billion as of June 30, 2026, up $465 million quarter-on-quarter. The increase was mainly driven by $219 million of net acquisition-related payments, from the purchase of La Nacion’s equity stake in Coltel. In addition, net debt increased due to a $335 million dividend payment and foreign exchange rate impacts from the appreciation of local currency denominated debt. These increases were partially offset by the EFCF generation of $327 million during the quarter. As a result, leverage* decreased, ending the quarter at 2.73x, down from 2.76x as of March 31, 2026.

($ millions)	June 30, 2026	March 31, 2026	December 31, 2025	September 30, 2025	June 30, 2025
USD Debt	3,400	3,379	3,293	3,319	3,467
Local Currency Debt	5,342	5,246	3,592	2,941	2,445
Gross Debt	8,742	8,624	6,886	6,260	5,912
Derivatives & Vendor Financing	194	162	23	30	27
Less: Cash	861	1,177	1,552	1,664	1,284
Net Debt*	8,075	7,609	5,357	4,627	4,655
Leverage*	2.73x	2.76x	2.17x	2.09x	2.18x

* Net Debt and Leverage are non-IFRS measures. See page 12 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

1 Or swapped for local currency

2 Or swapped for fixed rates

3 Including SEK denominated bonds that have been swapped into US dollars.

6

Operating performance

The information contained herein can also be accessed electronically in the Financial & Operational Data Excel file published at www.millicom.com/investors alongside this earnings release.

Business units

We discuss our performance under two principal business units:

1. Mobile, including mobile data, mobile voice, and mobile financial services (MFS) to consumer, business and government customers;

2. Fixed and other services, including broadband, Pay TV, content, and fixed voice services for residential (Home) customers, as well as voice, data and value-added services and solutions to business and government customers.

On occasion, we also discuss our performance by customer type, with B2B referring to our business and government customers, while B2C includes residential and personal consumer groups.

Market environment

The macroeconomic environment in our markets was relatively favorable during Q2 2026, with the Colombian Peso, Paraguayan Guarani and Bolivian Boliviano appreciating year over year 16.3%, 28.8% and 58.1% respectively against the U.S. Dollar, impacting results during the period. During the quarter the Bolivian government transitioned from a fixed exchange rate peg to a flexible, market-driven regime, introducing elevated foreign exchange volatility and macroeconomic risk to our local operations. We continue to monitor these developments closely and assess their potential impact on our operations and financial position. Foreign exchange rates and movements are presented on page 16.

Key Performance Indicators

The mobile business ended Q2 2026 with 55.8 million customers, up 33.6% year-on-year representing an increase of 14.0 million customers. This growth was primarily driven by the inclusion of Coltel and our operations in Ecuador and Uruguay. Coltel alone contributed 8.5 million mobile customers, including 5.5 million postpaid subscribers. Postpaid net additions totaled 8.2 million customers during the year. Mobile ARPU increased 18.9% year-on-year. Excluding the impact of M&A, the postpaid customer base increased by 0.9 million customers, supported by our continued focus on executing our pre-to-postpaid migration strategy.

At the end of Q2 2026, Millicom's fixed networks passed 22.1 million homes, up 8.4 million year-over-year. HFC and FTTH customer relationships increased 1.6 million while HFC/FTTH revenue-generating units ("RGU") grew by 2.8 million. These trends were mainly driven by the consolidation of our newly acquired operations. Excluding M&A, HFC/ FTTH RGUs would have declined by 202,000 for the year due to a reduction in fixed telephony connections. This decline was partially offset by an increase of 91,000 broadband internet connections.

7

Key Performance Indicators* (‘000)	Q2 2026	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q2 2026 vs Q2 2025
Mobile customers	55,779	57,335	49,311	42,158	41,764	33.6%
Of which postpaid subscribers	16,805	16,543	10,919	8,896	8,603	95.3%
Mobile ARPU ($)	7.1	6.7	6.8	6.2	6.0	18.9%
Homes passed	22,057	21,853	13,762	13,708	13,615	62.0%
Of which HFC/FTTH	21,836	21,632	13,541	13,487	13,394	63.0%
Customer relationships	6,066	6,141	4,604	4,576	4,533	33.8%
Of which HFC/FTTH	5,653	5,732	4,186	4,146	4,086	38.4%
HFC/FTTH revenue generating units	10,829	11,082	8,003	8,014	8,011	35.2%
Of which Broadband Internet	5,460	5,553	4,009	3,968	3,900	40.0%
Home ARPU ($)	26.9	26.1	25.3	24.6	24.0	11.9%

* KPIs exclude our joint venture in Honduras, which is not consolidated in the Group figures. ARPU calculation excludes Coltel. During the three-month consolidation period, Coltel’s Mobile and Home ARPU were $7.1 and $27.1, respectively.

Financial indicators

In Q2 2026, revenue increased 59.4% year-on-year to $2.2 billion, while service revenue grew 60.1% to $2.0 billion. Excluding the impact of foreign exchange movements and the in-market consolidation in Colombia, organic service revenue grew 5.4% year-on-year, supported by healthy growth across Mobile, Home and B2B.

Adjusted EBITDA reached $1.0 billion, increasing 58.0% year-on-year driven by a $172 million contribution from the Coltel consolidation, strong operating leverage and favorable foreign exchange movements. Capex totaled $234 million in Q2 2026, up 51.2% year-over-year, primarily reflecting the in-market consolidation in Colombia. Excluding this impact, capex increased 28.3% year-over-year, mainly due to stronger execution in Guatemala and Colombia to support sales growth. As a result, Operating Cash Flow (OCF) increased 60.2% to $775 million in Q2 2026 compared to $484 million in Q2 2025.

Financial Highlights*	Q2 2026	Q2 2025	% change	Organic % change	H1 2026	H1 2025	% change	Organic % change
($m, unless otherwise stated)
Revenue	2,179	1,367	59.4%	4.3%	4,164	2,735	52.3%	4.2%
Service revenue	2,043	1,276	60.1%	5.4%	3,900	2,555	52.6%	5.2%
Mobile	1,232	763	61.5%		2,365	1,520	55.6%
Fixed and other services	782	491	59.5%		1,477	990	49.2%
Other	28	23	23.9%		58	46	26.7%
Equipment Revenue	136	90	50.3%		264	180	47.0%
Adjusted EBITDA	1,009	638	58.0%	9.1%	1,866	1,271	46.8%	9.3%
Adjusted EBITDA margin	46.3%	46.7%	(0.4) pt		44.8%	46.5%	(1.7) pt
Capex	234	155	51.2%		426	286	48.8%
OCF	775	484	60.2%		1,440	985	46.2%

* Service revenue, Adjusted EBITDA, Adjusted EBITDA margin, Capex, OCF and organic growth are non-IFRS measures. See page 12 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

8

Country performance

Commentary in this section refers to performance measured in local currency terms, unless specified otherwise.

•	Guatemala service revenue totaled $382 million increasing 5.9% year-on-year mainly driven by robust commercial execution focused on pre-to-postpaid migration as well as disciplined pricing and package management. Postpaid customers increased by 19% year-on-year while mobile ARPU grew mid-single digits over the same period. Adjusted EBITDA increased 6.3% year-on-year to $245 million while adjusted EBITDA margin reached 55.6% in line with our continued focus on operating leverage.

•	Colombia reported service revenue totaled $816 million, including a $377 million contribution from Coltel. Service revenue increased 11.0% driven by growth in pre and postpaid mobile revenue and Home service revenue, monetization across the subscriber base, as well as strong B2B performance related to a government cybersecurity contract. Adjusted EBITDA amounted to $336 million, including a $172 million contribution from Coltel, and reflecting $32 million of restructuring costs at Tigo Une. Adjusted EBITDA margin reached 39.4% compared with 39.5% in Q2 25.

•	Panama service revenue increased 3.1% year-on-year to $175 million, mainly due to robust year-on-year growth in postpaid subscriber base and growth in B2B. This trend was partially offset by ARPU pressure in home. Adjusted EBITDA increased 0.5% year-on-year to $92 million, while Adjusted EBITDA margin reached 50.7%.

•	Paraguay service revenue totaled $169 million, representing year-on-year growth of 3.4%, primarily due to robust pre-to-post migration as well as an expanding HFC & FTTH customer base. Adjusted EBITDA for the quarter increased 16.9% year on year to $100 million, with the margin expanding to 56.9%. This improvement was driven by operational efficiency gains in the core business, favorable foreign exchange impacts and phasing benefits.

•	Ecuador generated $112 million of service revenue and an Adjusted EBITDA of $58 million, reaching an Adjusted EBITDA margin of 48.9% mainly reflecting a continued focus on operational efficiencies and cost-cutting initiatives.

•	Service revenue in our Other markets[4] increased 37.4% in U.S. dollar terms year-on-year reaching $398 million, mainly due to the inclusion of Uruguay in this reporting segment. Adjusted EBITDA increased 39.0% in U.S. dollar terms driven by inorganic growth, expanding top-line and operating leverage.

•	Service revenue in our non-consolidated Honduras joint venture increased 7.6% to $152 million, mainly due to a combination of pricing and package management as well as pre-to-post migration, which led to a mid single digit year-over-year mobile ARPU increase. Adjusted EBITDA grew 9.7% to $82 million, resulting in an Adjusted EBITDA margin of 51.4% for the quarter.

•	In Chile, our non-consolidated associate reported service revenue of $310 million for the quarter and Adjusted EBITDA of $86 million or an Adjusted EBITDA margin of 23.2%, which is inclusive of $30 million in restructuring costs.

•	Corporate costs and others were $16 million in Q2 2026, down 34% year-on-year, driven mainly by lower M&A costs, and the contribution of the new operations to corporate costs.

4 Comprised of El Salvador, Bolivia, Nicaragua, Uruguay and Costa Rica

9

ESG highlights

At Millicom, we believe in the power of technology as a fundamental tool for development and equity. Through our social impact programs, we work to bring the opportunities of the digital world to underserved communities across the countries where we operate.

During Q2 2026, our flagship initiatives have continued to generate meaningful impact across the region. Through Maestr@s Conectad@s, we trained 10,870 teachers, strengthening their digital and educational capabilities to support innovation in the classroom. Conectadas provided 35,877 women with digital literacy and entrepreneurship training, helping them develop skills for personal and professional growth. At the same time, Conéctate Segur@ reached 73,691 children, parents, and educators with awareness and educational activities focused on the safe, responsible, and positive use of technology and the internet.

Now in its second year, Jóvenes Conectados is being implemented in Paraguay, providing young people with digital and professional skills that contribute to their future employability and development. Through collaboration among the Ministry of Education, private-sector partners, and Tigo Paraguay, the program continues to reach more participants and expand opportunities for young people.

Multisector collaboration continues to drive the growth of our social impact programs. Through partnerships with governments, educational institutions, civil society organizations, and the private sector, we continue to strengthen initiatives such as Jóvenes Conectados, Maestr@s Conectad@s, Conectadas, and Conéctate Seguro, expanding their reach and enhancing their impact. These partnerships are key to accelerating digital inclusion and creating sustainable opportunities for people and communities across the markets where we operate.

Video conference details

A video conference to discuss these results will take place on August 6 at 08:00 (New York) / 14:00 (Luxembourg) / 13:00 (London). Registration for the live event is required and is available at the following link. After registering, participants will receive a confirmation email containing details about joining the video conference. Alternatively, participants can join in a listen-only mode, by dialing any of the following numbers and using webinar ID number 869 6353 4578. Please dial a number based on your location:

US	+1 929 205 6099	Sweden:	+46 850 539 728
UK:	+44 330 088 5830	Luxembourg:	+352 342 080 9265

Additional international numbers are available at the following link.

Financial calendar

2026

Date	Event
November 5, 2026	Q3, 2026 results

For further information, please contact

Press:	Investors:
Sofia Corral, Communications Director	Luca Pfeifer, VP of Investor Relations
press@millicom.com	investors@millicom.com

10

About Millicom

Millicom (NASDAQ: TIGO) is a leading provider of fixed and mobile telecommunications services in Latin America. Through its TIGO® and Tigo Business® brands, the company provides a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of June 30, 2026, Millicom, including its Honduras Joint Venture and Chile associate, employed approximately 20,000 people and provided mobile and fiber-cable services through its digital highways to more than 65 million customers, with a fiber-cable footprint over 22 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg with principal executive offices in Doral, Florida.

11

Forward-Looking Statements

Statements included herein that are not historical facts, including without limitation statements concerning future strategy, plans, objectives, expectations and intentions, projected financial results, liquidity, growth and prospects, are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Millicom’s results could be materially adversely affected. In particular, there is uncertainty about global economic activity and inflation, the demand for Millicom's products and services, and global supply chains. The risks and uncertainties include, but are not limited to, the following:

•	global economic conditions, foreign exchange rate fluctuations and high inflation, as well as local economic conditions in the markets we serve, which can be impacted by geopolitical developments outside of our principal geographic markets;

•	potential disruption due to health crises, including pandemics, epidemics, or other public health emergencies, geopolitical events, armed conflict and acts by terrorists;

•	telecommunications usage levels, including traffic, customer growth and the accelerated transition from traditional to digital services and alternative technologies;

•	competitive forces, including pricing pressures, piracy, the ability to connect to other operators’ networks and our ability to retain market share in the face of competition from existing and new market entrants as well as industry consolidation;

•	the achievement of our operational goals, environmental, social and governance targets, financial targets and strategic plans, including the anticipated efficiencies and savings of our cost-reduction project, the acceleration of cash flow growth, the expansion of our fixed broadband network and the reduction in net leverage;

•	legal or regulatory developments and changes, or changes in governmental policy, including with respect to the availability and terms and conditions of spectrum and licenses, the level of tariffs, laws and regulations which require the provision of services to customers without charging, tax matters, controls or limits on the purchase of U.S. dollars, the terms of interconnection, customer access and international settlement arrangements;

•	our ability to grow our business in our Latin American markets;

•	adverse legal or regulatory disputes or proceedings;

•	the success of our business, operating and financing initiatives and strategies, including partnerships and capital expenditure plans;

•	our expectations regarding the growth in fixed broadband penetration rates and the return that our investment in broadband networks will yield;

•	the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, the successful deployment of new systems and applications to support new initiatives;

•	our ability to optimize the utilization of our owned and leased towers, and increase our network coverage, capacity and quality of service by focusing capital on other fixed assets;

•	relationships with key suppliers and costs of handsets and other equipment;

•	disruptions in our supply chain due to economic and political instability, the outbreak of war or other hostilities, public health emergencies, natural disasters and general business conditions;

•	our ability to successfully pursue acquisitions, investments or merger opportunities, integrate any acquired businesses in a timely and cost-effective manner, divest or restructure assets and businesses, and achieve the expected benefits of such transactions;

•	the availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements;

•	technological development and evolving industry standards, including challenges in meeting customer demand for new technology and the cost of upgrading existing infrastructure;

•	cybersecurity threats, a security breach or other significant disruption of our IT systems or those of our business, partners, suppliers or customers;

•	the capacity to upstream cash generated in operations through dividends, royalties, management fees and repayment of shareholder loans; and

•	other factors or trends affecting our financial condition or results of operations.

A further list and description of risks, uncertainties and other matters can be found in Millicom’s Annual Report on Form 20-F, including those risks outlined in “Item 3. Key Information—D. Risk Factors,” and in Millicom’s subsequent U.S. Securities and Exchange Commission filings, all of which are available at www.sec.gov. All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by applicable law, we do not undertake any obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

12

Non-IFRS Measures

This press release contains financial measures not prepared in accordance with IFRS. These measures are referred to as “non-IFRS” measures and include: service revenue, Adjusted EBITDA, Adjusted EBITDA Margin, Capex and Equity Free Cash Flow, among others defined below. Annual growth rates for these non-IFRS measures are often expressed in organic constant currency terms to exclude the effect of changes in foreign exchange rates, the adoption of new accounting standards, and are proforma for material changes in perimeter due to acquisitions and divestitures. The non-IFRS financial measures are presented in this press release as Millicom’s management believes they provide investors with additional information for the analysis of Millicom’s results of operations, particularly in evaluating performance from one period to another. Millicom’s management uses non-IFRS financial measures to make operating decisions, as they facilitate additional internal comparisons of Millicom’s performance to historical results and to competitors' results, and provide them to investors as a supplement to Millicom’s reported results to provide additional insight into Millicom’s operating performance. Millicom’s Compensation and Talent Committee uses certain non-IFRS measures when assessing the performance and compensation of employees, including Millicom’s executive directors.

The non-IFRS financial measures used by Millicom may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies - refer to the section “Non-IFRS Financial Measure Descriptions” for additional information. In addition, these non-IFRS measures should not be considered in isolation as a substitute for, or as superior to, financial measures calculated in accordance with IFRS, and Millicom’s financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated.

Non-IFRS Financial Measure Descriptions

Service revenue is revenue related to the provision of ongoing services such as monthly subscription fees for mobile and broadband, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, short message services, installation fees and other value-added services excluding telephone and equipment sales.

Adjusted EBITDA is operating profit excluding impairment losses, depreciation and amortization, gains/losses on fixed asset disposals, and early termination of leases.

Adjusted EBITDA Margin represents Adjusted EBITDA in relation to revenue.

Organic growth represents year-on-year growth excluding the impact of changes in FX rates, perimeter, and accounting. Changes in perimeter are the result of acquisitions and divestitures. Results from divested assets are immediately removed from both periods, whereas the results from acquired assets are included in both periods at the beginning (January 1) of the first full calendar year of ownership.

Net debt is Debt and financial liabilities, including derivative instruments (assets and liabilities), less cash and pledged and time deposits.

Leverage is the ratio of net debt over LTM (last twelve months) Adjusted EBITDA subtracting depreciation of right-of-use assets and interest expense on leases, proforma for acquisitions made during the last twelve months.

Capex is balance sheet capital expenditure excluding spectrum and license costs and lease capitalizations.

Cash Capex represents the cash spent in relation to capital expenditure, excluding spectrum and licenses costs.

Operating Cash Flow (OCF) is Adjusted EBITDA less Capex.

Operating Free Cash Flow (OFCF) is Adjusted EBITDA, less cash capex, less spectrum paid, working capital, other non-cash items, and taxes paid.

Equity Free Cash Flow (EFCF) is OFCF less finance charges paid (net), lease interest payments, lease principal repayments, and advances for dividends to non-controlling interests, plus cash repatriation from joint ventures and associates.

Average Revenue per user per Month (ARPU) for our mobile customers is (x) the total mobile and mobile financial services revenue (excluding revenue earned from tower rentals, call center, data and mobile virtual network operator, visitor roaming, national third parties roaming and mobile telephone equipment sales revenue) for the period, divided by (y) the average number of mobile subscribers for the period, divided by (z) the number of months in the period. We define ARPU for our home customers as (x) the total home revenue (excluding equipment sales and TV advertising) for the period, divided by (y) the average number of customer relationships for the period, divided by (z) the number of months in the period. ARPU is not subject to a standard industry definition and our definition of ARPU may be different from other industry participants.

Please refer to our 2025 Annual Report for a list and description of non-IFRS measures.

13

Non-IFRS Reconciliations5

Reconciliation from Reported Growth to Organic Growth for the Group

($ millions)	Revenue	Service Revenue	Adjusted EBITDA
	Q2 2026	Q2 2026	Q2 2026
A- Current period	2,179	2,043	1,009
B- Prior year period	1,367	1,276	638
C- Reported growth (A/B)	59.4%	60.1%	58.0%
D- Perimeter	40.4%	39.2%	34.1%
E- FX and other*	14.7%	15.4%	14.9%
F- Organic Growth (C-D-E)	4.3%	5.4%	9.1%

*Organic growth calculated by re-basing all periods to the budget FX rates of the current year. This creates small differences captured in "Other".

($ millions)	Revenue	Service Revenue	Adjusted EBITDA
	H1 2026	H1 2026	H1 2026
A- Current period	4,164	3,900	1,866
B- Prior year period	2,735	2,555	1,271
C- Reported growth (A/B)	52.3%	52.6%	46.8%
D- Perimeter	35.6%	34.5%	24.8%
E- FX and other*	12.4%	13.0%	12.6%
F- Organic Growth (C-D-E)	4.2%	5.2%	9.3%

*Organic growth is calculated by re-basing all periods to the budget FX rates of the current year. This creates small differences captured in "Other".

Adjusted EBITDA reconciliation

($ millions)	Q2 2026	Q1 2026	Q4 2025	Q3 2025	Q2 2025
Profit before tax	204	154	310	288	772
Gains/(losses) from other JVs and associates, net	2	—	—	(1)	—
Other non-operating income, (expense) net	(23)	24	(26)	77	18
Sale of Lati Operations	—	—	1	(138)	(604)
Net financial expenses	279	238	183	162	168
Other operating income (expense), net	38	(38)	1	3	—
Share of profit in Honduras joint venture	(10)	13	(63)	(14)	(13)
Amortization	114	105	85	81	75
Depreciation	405	362	285	235	222
Adjusted EBITDA	1,009	857	776	693	638

Adjusted EBITDA margin

($ millions)	Q2 2026	Q2 2025	H1 2026	H1 2025
Adjusted EBITDA	1,009	638	1,866	1,271
Revenue	2,179	1,367	4,164	2,735
Adjusted EBITDA margin in % (Adj. EBITDA / Revenue)	46.3%	46.7%	44.8%	46.5%

5 Except for balance sheet and cash flow items, the 2025 comparative financial information has been re-presented to reflect the classification of Tigo Paraguay’s Mobile Finance business as discontinued operations. Coltel has been fully consolidated since the acquisition of the 67.5% stake on February 6, 2026. Tigo Uruguay and Tigo Ecuador have been fully consolidated since their respective acquisition dates in October 2025.

14

One-off Summary - Items above Adjusted EBITDA

	2026
($ millions)	Q2	H1
Colombia	(32)	(96)
Costa Rica	(2)	(2)
Ecuador	(1)	(2)
Uruguay	—	(1)
Corporate & Others	(1)	(17)
Total	(35)	(118)

ARPU reconciliations

Mobile ARPU Reconciliation	Q2 2026	Q2 2025	H1 2026	H1 2025
Mobile service revenue ($m)	1,043	763	2,055	1,520
Mobile service revenue ($m) from non-Tigo customers ($m) *	(21)	(15)	(43)	(30)
Mobile service revenue ($m) from Tigo customers (A)	1,022	748	2,013	1,490
Mobile customers - end of period (000)	47,326	41,764	47,326	41,764
Mobile customers - average (000) (B) **	47,949	41,690	48,403	41,636
Mobile ARPU (USD/Month) (A/B/number of months)	7.1	6.0	6.9	6.0

The above figures exclude Coltel. Coltel's Mobile ARPU during the three-month consolidation period was $7.1 and for the five-month consolidation period was $7.0.

* Refers to production services, MVNO, DVNO, equipment rental revenue, call center revenue, national roaming, equipment sales, visitor roaming, tower rental, DVNE, and other non-customer driven revenue.

** Average QoQ for the quarterly view is the average of the last quarter.

Home ARPU Reconciliation	Q2 2026	Q2 2025	H1 2026	H1 2025
Home service revenue ($m)	381	332	749	672
Home service revenue ($m) from non-Tigo customers ($m) *	(9)	(6)	(15)	(12)
Home service revenue ($m) from Tigo customers (A)	373	326	735	660
Customer Relationships - end of period (000) **	4,597	4,533	4,597	4,533
Customer Relationships - average (000) (B) ***	4,619	4,520	4,614	4,500
Home ARPU (USD/Month) (A/B/number of months)	26.9	24.0	26.5	24.4

Beginning in Q1 2023 the calculation of Home ARPU now includes equipment rental.

The above figures exclude Coltel. Coltel's Home ARPU during the three-month consolidation period was $27.1, and for the five month-consolidation period was $27.2.

* TV advertising, production services, equipment rental revenue, call center revenue, equipment sales and other non customer driven revenue.

** Represented by homes connected all technologies (HFC/FTTH + Other Technologies + DTH & Wimax RGUs).

*** Average QoQ for the quarterly view is the average of the last quarter.

OCF (Adjusted EBITDA- Capex) Reconciliation

Group OCF	Q2 2026	Q2 2025	H1 2026	H1 2025
Adjusted EBITDA	1,009	638	1,866	1,271
(-)Capex (Ex. Spectrum)	234	155	426	286
OCF	775	484	1,440	985

15

Capex Reconciliation

Capex Reconciliation	Q2 2026	Q2 2025	H1 2026	H1 2025
Additions to property, plant and equipment	213	145	385	257
Additions to licenses and other intangibles	27	20	74	48
Of which spectrum and license	6	10	33	19
Capex additions	240	165	459	306
Of which capital expenditures related to headquarters	3	—	8	(2)
Change in advances to suppliers	1	11	2	17
Change in accruals and payables for property, plant and equipment	74	31	173	35
Cash Capex	314	206	634	357
Of which spectrum and license	41	5	140	41

Equity Free Cash Flow Reconciliation

@	Q2 2026	Q2 2025	H1 2026	H1 2025
Net cash provided by operating activities	710	445	1,293	794
Purchase of property, plant and equipment	(262)	(172)	(430)	(305)
Proceeds from sale of property, plant and equipment	2	4	2	69
Purchase of intangible assets and licenses	(14)	(33)	(67)	(81)
Purchase of spectrum and licenses	(41)	(5)	(140)	(41)
Proceeds from sale of intangible assets	—	—	—	—
Finance charges paid, net	201	119	394	264
Operating free cash flow	596	359	1,052	701
Interest (paid), net	(201)	(119)	(394)	(264)
Lease Principal Repayments	(91)	(45)	(163)	(89)
Free cash flow	304	194	495	348
Repatriation from joint ventures and associates	23	24	57	47
Equity free cash flow	327	218	552	395
Less: Proceeds from tower divestitures, net of taxes	—	—	—	42
Equity free cash flow - ex divestitures net proceeds	327	218	552	353

* Equity free cash flow does not include Cash Flow from Financing Activities, such as the issuance or repurchase of shares.

16

Foreign Exchange rates

		Average FX rate (vs. USD)					End of period FX rate (vs. USD)
		Q2 26	Q1 26	QoQ	Q2 25	YoY	Q2 26	Q1 26	QoQ	Q2 25	YoY
Bolivia (i)	BOB	9.80	9.31	(5.0)%	15.49	58.1%	9.91	9.32	(6.0)%	15.55	56.9%
Chile (iii)	CLP	900	895	(0.6)%	Not Applicable to Millicom.		922	927	0.6%	Not Applicable to Millicom.
Colombia	COP	3,612	3,700	2.4%	4,199	16.3%	3,444	3,670	6.6%	4,070	18.2%
Costa Rica	CRC	459	486	5.8%	509	10.8%	457	468	2.3%	508	11.2%
Guatemala	GTQ	7.63	7.66	0.4%	7.69	0.8%	7.62	7.65	0.4%	7.68	0.9%
Honduras	HNL	26.76	26.60	(0.6)%	26.01	(2.8)%	26.85	26.70	(0.6)%	26.25	(2.2)%
Nicaragua	NIO	36.62	36.62	—%	36.62	—%	36.62	36.62	—%	36.62	—%
Uruguay (ii)	UYU	40.11	39.13	(2.4)%	Not Applicable to Millicom.		40.12	40.48	0.9%	Not Applicable to Millicom.
Paraguay	PYG	6,198	6,573	6.0%	7,986	28.8%	6,082	6,503	6.9%	7,784	28.0%

(i) Refer to the note 2 of the IAS 34 for details on the adoption of the amendments to IAS21.

(ii) 2025 average rate as from acquisition date.

(iii) 2026 average rate as from acquisition date.

17

Item 3

Millicom (Tigo) raises 2026 Financial Guidance and declares $1.50 per share interim dividend

Luxembourg, August 06, 2026 – Millicom International Cellular S.A. (“Millicom” or the “Company”) today announced an increase to its 2026 Equity Free Cash Flow (“EFCF”) target, a reduction in its year-end leverage target, and the declaration of an interim dividend.

Based on its strong year-to-date performance and positive outlook for the remainder of the year, Millicom now expects 2026 EFCF of around $1.1 billion, compared with its previous target of at least $900 million. Further, Millicom lowered its year-end leverage target to below 2.5x, from its previous target of around 2.5x.

In light of this strong financial performance and enhanced cash flow outlook, the Board of Directors of Millicom (the “Board”) declared an interim dividend of $1.50 per share payable in two equal installments on January 15th, 2027 and April 15th, 2027.

Millicom Chief Executive Officer Marcelo Benitez commented: “Our strategy, centered on delivering the best customer experience, combined with disciplined execution and a relentless focus on efficiency, continues to deliver strong and sustainable results. This performance gives us the confidence to raise our 2026 EFCF target to around $1.1 billion, reduce our year-end leverage target to below 2.5x, and enhance shareholder returns through an interim dividend”.

“As we continue to strengthen our financial performance, we remain equally committed to expanding connectivity, advancing digital inclusion, and creating more opportunities for the communities we serve in Latin America”, he emphasized.

The payment schedule and other important information relating to the dividend are expected to be as follows:

First Installment Interim Dividend Payment

Record Date: January 8, 2027. The first interim dividend payment of $0.75 per share will be paid to shareholders registered in the U.S. with Broadridge (including DTCC) on January 8, 2027, at 23:59 CET.

Ex-Dividend Date: January 8, 2027. Shares purchased on or before January 7, 2027, the last trading day before the ex-dividend date, will be eligible to receive the first installment interim dividend.

Currency: The dividend will be paid in U.S. dollars.

Payment Date: On or around January 15, 2027.

Second Installment Interim Dividend Payment

Record Date: April 8, 2027. The second installment interim dividend payment of $0.75 per share will be paid to shareholders registered in the U.S. with Broadridge (including DTCC) on April 8, 2027, at 23:59 CET.

Ex-Dividend Date: April 8, 2027. Shares purchased on or before April 7, 2027, the last trading day before the ex-dividend date, will be eligible to receive the second installment interim dividend.

Currency: The dividend will be paid in U.S. dollars.

Payment Date: On or around April 15, 2027.

In accordance with Luxembourg income tax law, dividend payments will be subject to a 15% withholding tax. Millicom will withhold the applicable tax and remit it to the Luxembourg tax administration. Dividends will be paid net of withholding tax. However, under certain conditions, a reduced withholding tax rate or an exemption may apply. Millicom shareholders should consult their tax advisors regarding potential tax implications.

Further information regarding shareholder remuneration is available in the Millicom website: https://www.millicom.com/investors/shareholder-remuneration

-END-

For further information, please contact:

Press:	Investors:
Sofia Corral, Director Corporate Communications press@millicom.com	Luca Pfeifer, VP Investor Relations investors@millicom.com

About Millicom

Millicom (NASDAQ: TIGO) is a leading provider of fixed and mobile telecommunications services in Latin America. Through its TIGO® and Tigo Business® brands, the company provides a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of June 30, 2026, Millicom, including its Honduras Joint Venture and Chile associate, employed over 20,000 people and provided mobile and fiber-cable services through its digital highways to more than 69 million customers, with a fiber-cable footprint over 22 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg with principal executive offices in Doral, Florida.

Safe-harbour

Cautionary Language Concerning Forward-Looking Statements

Statements included herein that are not historical facts, including without limitation statements concerning future strategy, plans, objectives, expectations and intentions, projected financial results, liquidity, growth and prospects, are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Millicom’s results could be materially adversely affected. In particular, there is uncertainty about global economic activity and inflation, the demand for Millicom's products and services, and global supply chains. The risks and uncertainties include, but are not limited to, the following:

• global economic conditions, foreign exchange rate fluctuations and high inflation, as well as local economic conditions in the markets we serve, which can be impacted by geopolitical developments outside of our principal geographic markets;

• potential disruption due to health crises, including pandemics, epidemics, or other public health emergencies, geopolitical events, armed conflict and acts by terrorists;

• telecommunications usage levels, including traffic, customer growth and the accelerated transition from traditional to digital services and alternative technologies;

• competitive forces, including pricing pressures, piracy, the ability to connect to other operators’ networks and our ability to retain market share in the face of competition from existing and new market entrants as well as industry consolidation;

• the achievement of our operational goals, environmental, social and governance targets, financial targets and strategic plans, including the anticipated efficiencies and savings of our cost-reduction project, the acceleration of cash flow growth, the expansion of our fixed broadband network and the reduction in net leverage;

• legal or regulatory developments and changes, or changes in governmental policy, including with respect to the availability and terms and conditions of spectrum and licenses, the level of tariffs, laws and regulations which require the provision of services to customers without charging, tax matters, controls or limits on the purchase of U.S. dollars, the terms of interconnection, customer access and international settlement arrangements;

• our ability to grow our business in our Latin American markets;

• adverse legal or regulatory disputes or proceedings;

• the success of our business, operating and financing initiatives and strategies, including partnerships and capital expenditure plans;

• our expectations regarding the growth in fixed broadband penetration rates and the return that our investment in broadband networks will yield;

• the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, the successful deployment of new systems and applications to support new initiatives;

• our ability to optimize the utilization of our owned and leased towers, and increase our network coverage, capacity and quality of service by focusing capital on other fixed assets;

• relationships with key suppliers and costs of handsets and other equipment;

• disruptions in our supply chain due to economic and political instability, the outbreak of war or other hostilities, public health emergencies, natural disasters and general business conditions;

• our ability to successfully pursue acquisitions, investments or merger opportunities, integrate any acquired businesses in a timely and cost-effective manner, divest or restructure assets and businesses, and achieve the expected benefits of such transactions;

• the availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements;

• technological development and evolving industry standards, including challenges in meeting customer demand for new technology and the cost of upgrading existing infrastructure;

• cybersecurity threats, a security breach or other significant disruption of our IT systems or those of our business, partners, suppliers or customers;

• the capacity to upstream cash generated in operations through dividends, royalties, management fees and repayment of shareholder loans; and

• other factors or trends affecting our financial condition or results of operations.

A further list and description of risks, uncertainties and other matters can be found in Millicom’s Annual Report on Form 20-F, including those risks outlined in “Item 3. Key Information—D. Risk Factors,” and in Millicom’s subsequent U.S. Securities and Exchange Commission filings, all of which are available at www.sec.gov. All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by applicable law, we do not undertake any obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalón
	Name:	Salvador Escalón
	Title:	Executive Vice President, Chief Legal and Compliance Officer

Date: August 6, 2026